United States

Securities and Exchange Commission

Washington, DC 20549

AMENDMENT NO. 2

TO

FORM 10-12G

General Form for Registration of Securities

Pursuant to Section 12(b) or 12(g) of

the Securities Exchange Act of 1934

HOT MAMA’S FOODS, INC.

(Exact name of registrant as specified in its charter)

Delaware	51-0459931
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

134 Avocado Street, Springfield, MA	01104
(Address of principal executive offices)	(Zip Code)

413-737-6572

(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

NONE	NONE

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

(Do not check if a smaller reporting company)

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Item 1.	Business

General Information

Hot Mama’s Foods, Inc. (the “Company”) is a corporation organized under the laws of the State of Delaware on September 9, 2005. Our primary location is 134 Avocado St., Springfield, Massachusetts, 01104. Our Midwest branch location is at 2500 Lunt Avenue, Elk Grove Village, Illinois, 60007. Our Web site is located at www.hotmamasfoods.com (our website is not to be considered as part of this document).

History

LANSAL, INC.

The Company was formed as a sole-proprietorship in Amherst, Massachusetts, in 1984 as a maker of a variety of fresh salsa recipes, distributed directly to small local retailers by its owner-operator. In 1991 the company was purchased from its founder by Matthew Morse and maintained as a sole-proprietorship until its incorporation on January 29, 1999 as a C corporation under the name Lansal, Inc. (“Lansal”) under the laws of the Commonwealth of Massachusetts. On April 4, 2013, Lansal executed a Merger Agreement with Andover Medical, Inc. (“Andover”), a corporation organized under the laws of the State of Delaware on September 9, 2005 (see “Andover Corporate History” below).

On July 26, 2013 Lansal and Andover completed the Merger Agreement and Andover changed its name to Hot Mama’s Foods, Inc. The Merger Agreement (“Agreement”) was executed by and among: (i) Lansal, Inc.; (ii) Andover; (iii) Hot Mama’s Acquisition Corp. (the “Merger Sub); and (iv) Matthew Morse, the sole shareholder of Lansal (the “Shareholder”). The Agreement set forth the terms and conditions upon which the Merger Sub was merged with and into Lansal, with Lansal surviving (the “Surviving Company”) and the separate existence of the Merger Sub ceased. As a result of the Merger, Andover became the sole shareholder of the Surviving Company and the Shareholder and his assignees own ninety-one percent (91%) of the equity securities of Andover on a fully diluted basis and with unencumbered voting rights.

Upon the terms and subject to the conditions set forth in the Merger Agreement, Andover paid the Merger Consideration to the Shareholder, as follows:

a) Andover paid to the Shareholder and his assignees Merger Consideration consisting of ninety-one percent (91%) of Andover’s outstanding equity interests on a fully diluted basis. Shareholder received at the Closing, on a post-reverse split basis, such number of shares of Common Stock, Series A Preferred Stock and Class E, F, G, and H Warrants to purchase a number of shares equal to 91% of the shares issuable. All Outstanding Shares of Lansal owned by the Shareholder are no longer outstanding and they were automatically cancelled, retired and ceased to exist and any certificates or other indicia of ownership previously representing the Outstanding Shares shall represent only the right to receive the aggregate Merger Consideration.

b) Andover paid from its own funds all of its transaction costs required by this transaction, consisting primarily of legal, accounting and franchise tax expenses. Andover shall pay all known outstanding payables and liabilities as of the date of Merger. Andover deposited $250,000 (the “Escrow Funds”) with the escrow agent for the benefit of Lansal and the Shareholder. The Escrow Funds were released without reduction to the Shareholder and Lansal in accordance with the terms of the Escrow Agreement. Lansal, Andover and Shareholder are also subject to certain warranties and representations.

ANDOVER CORPORATE HISTORY

Andover was originally incorporated in Massachusetts on April 16, 2003 as Snow & Sail Sports, Inc., which provided one-day ski trips to customers within the New England area. Andover reincorporated in Delaware under the same name on September 9, 2005. Andover filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission (“SEC”) on September 22, 2005, which was delivered effective in January 2006.

On August 31, 2006, Andover entered into a reorganization agreement pursuant to which it spun off its then existing business to former management and in connection therewith, on September 1, 2006, it amended its Certificate of Incorporation to change its name to Andover Medical, Inc. The new business of the Company was to engage in the business of distributing procedure specific durable medical equipment (“DME”) and service segments of the orthopedic and podiatric physician care markets in the United States.

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On March 3, 2009, Andover filed a Form 15 with the SEC to terminate the registration of its common stock under the Securities Exchange Act of 1934, and it ceased making periodic filings with the SEC thereafter.

On July 12, 2011, Andover entered into a Stock Purchase Agreement (“SPA”) with Hanger Orthopedic Group, Inc. and its wholly-owned subsidiary, Hanger Prosthetics & Orthotics, Inc. (collectively, “Hanger”), pursuant to which Hanger purchased all of the capital stock of Andover’s two operating subsidiaries, Ortho-Medical Products, Inc. and Rainier Surgical Incorporated. The aggregate purchase price paid by Hanger was $2,578,595. Exclusive of the $250,000 Escrow Funds paid to Lansal as set forth above, neither Andover nor Lansal shall have any right to any and all future payments from Hanger.

In connection with the SPA, Andover entered into redemption agreements with Preferred Stockholders to purchase their Preferred Stock so that the only series of Preferred Stock issued and outstanding upon the closing of the Merger was 4,016 shares of Series A Preferred Stock convertible into 41,549,563 shares of Common Stock, or approximately 1,065,373 shares, following the reverse split. There were approximately 75,679,252 shares of Common Stock issued and outstanding prior to the closing of the SPA, or approximately 1,940,493 shares following the 1 for 39 reverse split. All share and per share data in this registration statement, except where noted, give retroactive effect to the 1 for 39 reverse split.

Company Overview

We develop, manufacture, sell and distribute fresh, refrigerated or perishable prepared foods, including the general product categories of: salsa, hummus, pesto, dips, spreads, sauces, deli salads, entrees, side dishes, and varieties of the same or similar products. Our broad product attributes can - as specified by our customer or the target market - include designations of “All-Natural” as generally accepted within the food industry; Kosher, as certified by certifying bodies including Orthodox Union; USDA Certified Organic as certified by regional certifying agents sanctioned under the USDA NOP (U.S. Department of Agriculture National Organic Program); USDA-regulated processes under USDA establishment number M34230 including meat, poultry, and other processes that fall under USDA’s Food Safety Inspection Service jurisdiction. Our Company can offer, subject to independent verification, designations such as Non-GMO; Gluten-free; and other health claims subject to the FDA’s (U.S. Food and Drug Administration) regulations on such claims. Our services include testing, and documentation of custom or proprietary formulas and processes necessary for the introduction of new or customized products either at the request of our customers or as part of the sales process with prospective customers. Our products are manufactured conventionally (with preservatives), all-natural (without any artificial ingredients or substances), certified organic, Kosher, or with other designations as indicated by our customers. Our products appear in the market under our “Hot Mama’s Foods” brand, under the label of a wholesale brand customer (Contract or Copack), or under private label (the label of a retailer, or store brand). We market our products to regional and national retail grocery chains, distributors to the retail grocery industry, brand-holders requiring contract manufacturing services, restaurant chains, and secondary processors making assemblies using our products as components or ingredients. Our products are sold throughout the United States, Canada and Mexico.

We have experienced rapid growth in recent years. Since 2008, revenue has increased 101%. In 2012 revenue increased 35.8% to $28.9 million as compared to $21.3 million in 2011. For the six months ended June 30, 2013, revenue increased 18.8% when compared to the same period in the prior year. Our growth has been driven by increased market penetration, additional product offerings, and in part by promotional and marketing efforts increasing awareness of the hummus category in particular.

We signed a 10-year lease for our new facility in Wheeling, IL, and we are initiating an expansion and upgrade program for our owned facility in Springfield, MA. These changes have been implemented to support our expected growth and to support a wider range of capabilities and increased capacity. Our plans will require new equipment and infrastructure investment, including the implementation of a new integrated Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), and Business Intelligence (BI) system to accommodate the expected growth in our business. We plan to continue to increase revenues with focused sales efforts existing account development, and additional product offerings. We will continue improvements in manufacturing equipment, training, and processes, business systems, and overhead reduction to strengthen our gross profit and EBIDTA. However, in order to expand capacity and capability to enable us to capitalize on new opportunities, additional capital will be required. We anticipate needing approximately $4 million to execute our plan, of which only $2,222,000 is committed with $771,000 already paid and the balance to be paid within the next six months. Our business expansion may require additional capital resources that may be funded through the issuance of common stock or of notes payable or other debt instruments that may affect our debt structure. Our cash flow projections presently indicate that we will have sufficient liquidity to fund our ongoing operations for the next twelve months. There can be no assurances that we will be able to increase revenue or obtain additional capital. See Item 2 “Financial Information - Management’s” Discussion of Analysis of Financial Conditions and Results of Operations.”

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Products are distributed primarily by common carrier in Less-Than-Truckload (LTL) quantities directly to the customer’s designated delivery point, freight consolidator, or distribution center. Our own brand items are distributed on our own truck or common carrier (LTL) to the retailer or distributor, or on trucks arranged or provided by the retailer or distributor. In-house sales staff and outside brokers are used to facilitate new and existing relationships with customers and distribution channels. Our principal geographic market is the United States, Canada, and Mexico. The primary markets include:

1.	Private Label: products manufactured by us and packaged under the label of a retailer grocery outlet. Our target customer in this market is any grocery retailer with a multi-store regional or national presence.
2.	Contract manufacturing, Branded: Also referred to as “Co-packing”. This market includes any manufacturing done under a retail brand other than our own. A defining feature of this market is the brand-holder is the party selling the branded item(s) to the grocery retail channel.
3.	Contract Manufacturing, Restaurant Chain: This market includes our manufacturing of components for sole use by a restaurant chain or brand, such as spreads which are used in the preparation of meals in a retail food service setting.
4.	Ingredients and Components: This market includes our manufacturing of components, ingredients, or sub-assemblies that become part of a product made by other manufacturers. The end product is then offered at wholesale, and sold at retail through commissary or retail food-service customers of the subsequent manufacturer. An example of this would be a spread, sold without any branding to other manufacturer, and then assembled into a packaged sandwich distributed through a convenience store (C-store) or commissary, such as might be found within the location of a major retailer such as a national bookstore chain or furniture store that features cafeteria-style service or similar retail food service.
5.	Hot Mama’s Foods Brand: This market includes all products sold under a Hot Mama’s Foods label through any retail, wholesale club, foodservice distributor or outlet store. The defining feature is the presence of our brand on the packaging, where we are the wholesaler to a distributor or retailer and are primarily financially responsible for any marketing or other associated costs of sales.

Suppliers

We purchase our materials and ingredients from a variety of suppliers and brokers. They, in turn, are manufacturing our materials from raw materials obtained from other suppliers, or are distributing the agricultural products of various domestic and foreign growers or producers. We have no direct relationship with those suppliers, growers or producers. Our primary raw materials include the plastic containers used to package the products, chick peas, tahini, tomatoes, lemon juice and blended olive oils. All primary and secondary materials are available from multiple sources and in sufficient supply to meet our needs for the foreseeable future. Our raw produce is susceptible to price fluctuations driven by weather and seasonality, and certain products such as lemon juice and sesame are imported. Chick peas are purchased from Individually Quick Frozen (IQF), a supplier in Canada. Our strategic goals include identifying alternate sources and methods of preparation.

Trademarks

Hot Mama’s Foods held a registered trademark on Lazy Chef, a dormant brand name of pesto products produced by Hot Mama’s Foods, which expired in 2011. We will apply for trademarks whenever it is deemed important to our business operations.

Seasonality

Typically salsa, hummus and dip categories are broadly affected by the occurrence of “eating holidays” and increased entertaining that occurs in the summer months. Our operations do not shut down for extended periods of time or engage in large seasonal layoffs or staff reductions due to seasonal factors. Our business cycle typically has a mild peak in June and July, and a second mild peak that precedes the Thanksgiving and Christmas holidays.

Working Capital Practices

The perishable nature of the majority our products results in many having a short shelf life at market. Certain products are dated with as little as 7 to 10 days from delivery in the all-natural category to as much as 60 days from delivery for refrigerated conventional, or preserved, products. In order to meet variable customer demand and supply fresh product to our primary customers, we maintain an inventory of raw materials and finished goods of a combined value of up to $1,400,000 at any given time. Of that total, up to $250,000 in finished goods may be on hand at any given time. We do not accept returns, except in rare cases where the product has been maintained at proper temperature throughout the cold chain, and with enough shelf life to allow for its subsequent sale. Our terms with customers extend between net 10 Days and net 30 Days, with certain customers allowed discount terms of 1%10, Net 30. Certain customers are given an allowance for spoils by contract which is deducted from the payment at a fixed percentage.

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Customers

In total, 14 customers comprised 99% of our total sales in 2012 and 83% of total sales were derived from five end customers. We are bound by confidentiality agreements from publicly releasing the names of our private label and branded customers. Confidential Treatment has been requested by Hot Mama’s Foods, Inc. for the names of the two customers which accounted for 10% or more of the Company’s consolidated revenues for the last two years and the interim period this year. We designate our primary customers as Customer 1, Customer 2, etc., with the respective number designation indicating the ranking of that customer in our total sales. We do not have contracts with our two largest customers and no minimum purchases are required. In 2012, Customer 1 was 53%, down from 63% in 2011, and 78% in 2010. Customer 2 was 30% of gross sales in 2012 and 16% in 2011. Customers 1 and 2, directly and indirectly, accounted for all 83% of total sales from the five largest end customers, as customers 3, 4 and 5 were invoiced by Customer 2. These two customers represented 82% of revenues for the six months ended June 30, 2013, as compared to 79% during the comparable period last year. Our strategic goal of reducing the single-customer influence has resulted in a 15 percentage point decrease in 2012 sales by Customer 1, while at the same time increasing in dollar volume. This has been achieved by addition of new customers.

Figures 1 and 2 below illustrate the dollar sales and percentage of total sales of Customer 1.

Backlog Orders

We do not have any backlog of orders due to the perishable nature of our products and the rapid turnover of finished inventory.

Regulatory and Government

Our business is subject to the oversight of several regulatory agencies, including from time-to-time: FDA, USDA; and state or local Boards of Health with jurisdiction over wholesale food manufacturing. We meet or exceed all requirements as mandated by statute or regulation. In addition our operations are routinely inspected by various certifying agencies as referenced above, including Kosher, USDA Organic, GFSI (Global Food Safety Initiative) via the SQF (Safe Quality Food) platform, and other agencies, third-party process auditors, and customers’ Quality Assurance or other agents as is usual and customary in our industry. We do not have any contracts with any government agency. We do not have any contracts which are subject to renegotiation of profits or termination at the election of the government.

Competition

Aside from smaller regional or micro-enterprise participants in any market, our major competitors in our two primary markets are listed below. All other markets of our sales comprise less than 10% of our total business at the time of the filing of this Form 10 and have numerous entrants of varying size and visibility, and no attempt is made here to identify them in detail.

•	Hummus : 67.7% of our total sales in 2012, and accounted for approximately 70.4% of total revenues for the six months ended June 30, 2013 This is our dominant market and the majority of the hummus products we produce are grocery retailers as a private label brand. Our primary competitor in the private label hummus market is Cedars Mediterranean Foods, Inc. In addition to our private label customers we have several co-pack customers whose brands also compete with private label brands. This competition exists without conflict of interest to our company or customers. It should be noted that our co-pack customer’s competitors in this category are branded products, including Sabra (PepsiCo) as the dominant brands, as well as Tribe Mediterranean.

•	Salsa : 12.5% of our total sales in 2012 and accounted for 11.9% of total revenue for the six months ended June 30, 2013. Our private label grocery customers in this market largely drive our sales. Our competitors in private label tend to be small, regional manufacturers and are not highly visible. In both the branded and private label markets some of the primary manufacturers include Garden Fresh, Santa Barbara (Sabra/PepsiCo), and La Mexicana.

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In general, the grocery private label market is insulated from the strategies employed by large branded companies such as Sabra (PepsiCo). Management believes based on their knowledge of the industry that consumers of private label goods are becoming increasing loyal to the retailers that offer them, and perceive value in the house-branded products more so than in decades past. Changing consumer perspectives becoming more favorable to store brand value propositions has spurred growth in all consumer product categories which benefits our position in our categories.

Research and Development

We did not spend any material amount of funds on company-sponsored research and development, nor did we have any customer-sponsored research and development during the last two fiscal years and the six-month period ended June 30, 2013.

Environmental

Federal, state, or local provisions regulating the discharge of materials into the environment had no material impact on our business.

Employees

As of September 30, 2013, we employed 140 people all of whom are considered full-time. None of our employees are covered by a collective bargaining agreement.

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Item 1A.	Risk Factors - The Company is a smaller reporting company and is not required to provide this information.

Item 2.	Financial Information

Item 301.	Selected Financial Data . The Company is a smaller reporting company and is not required to provide this information.

Item 305.	A Quantitative and Qualitative Disclosures About Market Risk . The Company is a smaller reporting company and is not required to provide this information.

Item 303.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note About Forward-Looking Statements

This Registration Statement on Form 10 and other reports filed by Hot Mama’s, Inc. (the “Company”) from time to time with the U.S. Securities and Exchange Commission (the “SEC”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by Company’s management.  Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof.  When used in the filings, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements.  Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions, and other factors, including risks relating to the Company’s industry, the Company’s operations and results of operations, and any businesses that the Company may acquire.  Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements.  Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made.  These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our financial statements would be affected to the extent there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.  The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Registration Statement.

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Overview of our Business

(All dollar amounts referred to herein are in thousands, except as otherwise indicated.)

We develop, manufacture, sell, and distribute perishable prepared foods including: salsa, hummus, pesto, dips, spreads, deli salads, entrees, side dishes and similar product categories. We continue to diversify our product offerings by integrating more entrees, side dishes, soups and sauces. Our products are manufactured conventionally (with preservatives), all-natural (without any artificial ingredients or substances), certified organic, Kosher, or with other designations as indicated by our customers. Our products appear in the market under our “Hot Mama’s Foods” brand, under the label of a wholesale brand customer (Contract or Copack), or under private label (the label of a retailer, or store brand). We market our products to regional and national retail grocery chains, distributors to the retail grocery industry, brand-holders requiring contract manufacturing services, restaurant chains, and secondary processors making assemblies using our products as components or ingredients. Our products are sold throughout the United States, Canada and Mexico.

We have experienced rapid growth in recent years. Since 2008, revenue has increased 101%. In 2012 revenue increased 35.8% to $28,900 as compared to $21,300 in 2011 and for the six months ended June 30, 2013 revenue increased 18.8% to $16,690 as compared to $14,053 in the comparable period last year. Our growth has been driven by increased market penetration, additional product offerings, and, in part, by promotional and marketing efforts increasing awareness of the hummus category in particular. For the years ended December 31, 2012 and 2011, the Company had a large concentration of sales to two private label customers, which represent approximately 53% and 30%, respectively, of revenues for the year ended December 31, 2012 as compared to 63% and 16%, respectively, for the year ended December 31, 2011. These two customers, directly and indirectly, accounted for all 83% of total sales for the five largest end customers, as customers 3, 4 and 5 were invoiced by the second customer. These two customers accounted for 82% of revenues for the six months ended June 30, 2013. Confidential Treatment has been requested by Hot Mama’s Foods, Inc. for the names of the two customers which accounted for 10% or more of the Company’s consolidated revenues for the last two years and the interim period this year. As product lines grow and the marketing campaigns continue to be successful, we hope to increase our customer base. We do not have contracts with our two largest customers and no minimum purchases are required. Revenues are based upon firm purchase orders received from our customers.

We signed a 10-year lease for our new facility in Wheeling, IL, and we are initiating an expansion and upgrade program for our owned facility in Springfield, MA. These changes have been implemented to support our expected growth and to support a wider range of capabilities and increased capacity. Our plans will require new equipment and infrastructure investment, including the implementation of a new integrated Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), and Business Intelligence (BI) system to accommodate the expected growth in our business. See “Liquidity and Capital Resources” below.

Our primary sources of liquidity are cash flows from operations, short term working capital financing from $1,500 lines of credit, including a $250 line of credit for equipment, and various long-term debt financing activities. We plan to continue to increase revenues with focused sales efforts, existing account development, and additional product offerings. We will continue improvements in manufacturing equipment training, and processes, business systems, and overhead reduction to strengthen our gross profit and EBIDTA. However, in order to expand capacity and capability to enable us to capitalize on new opportunities, additional capital will be required. We anticipate needing approximately $4,000 to execute our plan, of which only $2,222 is committed with $771 already paid and the balance to be paid within the next six months. Our business expansion may require additional capital resources that may be funded through the issuance of common stock or of notes payable or other debt instruments that may affect our debt structure. Our cash flow projections presently indicate that we will have sufficient liquidity to fund our ongoing operations for the next twelve months. There can be no assurances that we will be able to increase revenue or obtain additional capital.

Results of Operations For the Quarter Ended June 30, 2013 as compared to June 30, 2012

Net Revenues

Net revenues increased $1,645 (20.7%) to $9,399 for the quarter ended June 30, 2013, as compared to $7,754 for the quarter ended June 30, 2012. The Hummus product line represents the major portion of sales and accounted for approximately 71.8% and 65.7% of total revenues, respectively, for the quarters ended June 30, 2013 and 2012, respectively. This increase in revenues is primarily due to the higher volume as a result of effective marketing campaigns, and product quality as compared to competition. Two customers accounted for 82% of revenues for the quarter ended June 30, 2013 as compared to 79% for the quarter ended June 30, 2012. As product lines grow and the marketing campaigns continue to be successful, we hope to increase our customer base. We have a contract with one of our two largest customers; however, there are no contractual commitments by any customer. Revenues are based upon firm purchase orders received from our customers.

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Gross Profit

Gross profit increased $118 (8.7%) to $1,469 for the quarter ended June 30, 2013 as compared to $1,351 for the quarter ended June 30, 2012. The increase in gross profit is attributed to the revenue increase noted above. Gross profit as a percentage of sales was 15.6% for the quarter ended June 30, 2013 as compared to 17.4% for the quarter ended June 30, 2012. The decrease is driven by higher material and direct and indirect labor costs. The company is addressing the material cost increases with its vendors and reviewing its manufacturing operations to improve efficiency.

Selling, General and Administrative Expenses

Total selling, general and administrative expenses increased by $233 (22.4%) to $1,271 for the quarter ended June 30, 2013 as compared to $1,038 for the quarter ended June 30, 2012. This increase is primarily attributed to an increase in salaries and other payroll costs related to additional personnel to strengthen the organization as well as higher consulting and professional fees associated with the merger.

Income (Loss) from Operations

As a result of the above, the Company recorded net income from operations in the amount of $198 for the quarter ended June 30, 2013, as compared to a net income from operations of $313 for the quarter ended June 30, 2012.

Other Income (Expense)

Interest expense was $35 for the quarter ended June 30, 2013 as compared to $36 for the quarter ended June 30, 2012.

Income (Loss) before Income Taxes

As a result of the above, the Company recorded income before taxes in the amount $163 for the quarter ended June 30, 2013 as compared to net income before taxes of $277 for the quarter ended June 30, 2012.

Provision (Benefit) for Income Taxes

For the quarter ended June 30, 2013 the Company recorded a provision for income taxes of $70 as compared to $106 for the quarter ended June 30, 2012. The change is due to the lower income for the quarter ended June 30 2013 as compared to the quarter ended June 30, 2012. These amounts represent the effective federal and state rate on the Company’s income (loss) before taxes.

Net Income (Loss)

As a result of the above, the Company recorded net income of $93 for the quarter ended June 30, 2013 as compared to net income of $171for the quarter ended June 30, 2012.

Results of Operations for the Six Months Ended June 30, 2013 as Compared to June 30, 2012

Net Revenues

Net revenues increased $2,637 (18.8%) to $16,690 for the six months ended June 30, 2013, as compared to $14,053 for the six months ended June 30, 2012. The Hummus product line represents the major portion of sales and accounted for approximately 70.4% and 64.0% of total revenues, respectively, for the six months ended June 30, 2013 and 2012, respectively. This increase in revenues is primarily due to the higher volume as a result of effective marketing campaigns, and product quality as compared to competition. Two customers accounted for 82% of revenues for the six months ended June 30, 2013 as compared to 79% for the six months ended June 30, 2012. As product lines grow and the marketing campaigns continue to be successful, we hope to increase our customer base. We have a contract with one of our two largest customers; however, there are no contractual commitments by any customer. Revenues are based upon firm purchase orders received from our customers.

Gross Profit

Gross profit increased $107 (4.4%) to $2,517 for the six months ended June 30, 2013 as compared to $2,410 for the six months ended June 30, 2012. The increase in gross profit is attributed to the revenue increase noted above. Gross profit as a percentage of sales was 15.1% for the six months ended June 30, 2013 as compared to 17.1% for the six months ended June 30, 2012. The decrease is driven by higher material and direct and indirect labor costs. The Company is addressing the material cost increases with its vendors and reviewing its manufacturing operations to improve efficiency.

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Selling, General and Administrative Expenses

Total selling, general and administrative expenses increased $541 (26.2%) to $2,604 for the six months ended June 30, 2013 as compared to $2,067 for the six months ended June 30, 2012. This increase is primarily attributed to an increase in salaries and other payroll costs related to additional personnel to strengthen the organization as well as higher consulting and professional fees associated with the merger.

We have performed a review of our operations and organizational structure with the view of strengthening our organization and lowering overhead costs. In connection with the review, we have incurred a restructuring charge of $50 for the six months ended June 30, 2013 for personnel severance costs.

Income (Loss) from Operations

As a result of the above, the Company recorded a net loss from operations in the amount $141 for the six months ended June 30, 2013 as compared to a net income from operations of $343 for the six months ended June 30, 2012.

Other Income (Expense)

Interest expense was $76 for the six months ended June 30, 2013 as compared to $69 for the six months ended June 30, 2012. Other income for the six months ended June 30, 2013 included a gain of $19 for the sale of fixed assets.

Income (Loss) before Income Taxes

As a result of the above, the Company recorded a loss before taxes in the amount of $198 for the six months ended June 30, 2013 as compared to net income before taxes of $274 for the six months ended June 30, 2012.

Provision (Benefit) for Income Taxes

For the six months ended June 30, 2013 the Company recorded an income tax benefit of $69 as compared to an income tax provision of $108 for the six months ended June 30, 2012. The change is due to the loss for the six months ended June 30, 2013. These amounts represent the effective federal and state rate on the Company’s income (loss) before taxes.

Net Income (Loss)

As a result of the above, the Company recorded a net loss of $129 for the six months ended June 30, 2013 as compared to net income of $166 for the six months ended June 30, 2012.

Results of Operations 2012 as compared to 2011

Net Revenues

Net revenues increased $7,628 (35.8%) to $28,931 for the year ended December 31, 2012 as compared to $21,303 for the year ended December 31, 2011. The Hummus product line represents the major portion of sales, accounting for approximately 68% and 58%, respectively, for the years ended December 31, 2012 and 2011. This increase in revenues is primarily due to the higher volume as a result of effective marketing campaigns, and product quality as compared to competition. Two customers accounted for 83% of 2012 revenues as compared to 79% of 2011 revenues. As product lines grow and our marketing campaigns continue to be successful, we hope to increase our customer base. Revenues are based upon firm purchase orders received from our customers. We have a contract with one of our two largest customers; however, there are no minimum purchases required.

Gross Profit

Gross profit increased $1,730 (53%) to $4,971 for the year ended December 31, 2012 as compared to $3,241 for the year ended December 31, 2011. The increase in gross profit is mostly attributed to the increase in revenues as well as through process improvements, cost reductions and periodic price increases to customers. There has been no significant increase in the cost of raw materials to impact gross profit. Gross profit as a percentage of sales was 17.2% for the year ended December 31, 2012 as compared to 15.2% for the year ended December 31, 2011.

Selling, General and Administrative Expenses

Total selling, general and administrative expenses increased $593 (16.0%) to $4,284 for the year ended December 31, 2012 as compared to $3,691 for the year ended December 31, 2011. This increase is primarily attributed to increased sales and marketing efforts.

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Income (Loss) from Operations

As a result of the above, the Company recorded income from operations in the amount $687 for the year ended December 31, 2012 as compared to a loss from operations of $450 for the year ended December 31, 2011.

Other Income (Expense)

Other expense was $137 for the year ended December 31, 2012 as compared to $112 for the year ended December 31, 2011. This increase is attributed to no other income in 2012 as compared to $38 in 2011.

Provision (Benefit) for Income Taxes

For the year ended December 31, 2012 the Company recorded a provision for income taxes in the amount of $231 as compared to an income tax benefit of $235 for the year ended December 31, 2011. These amounts represent the effective federal and state rate on the Company’s income (loss) before taxes.

Net Income (Loss)

As a result of the above, net income was $319 for the year ended December 31, 2012 as compared to a loss of $327 for the year ended December 31, 2011.

Liquidity and Capital Resources

June 30, 2013 Principal Sources and Uses of Funds

At June 30, 2013 the Company had negative working capital of $207 as compared to $223 of positive working capital at December 31, 2012. This resulted primarily from the increase in the Company’s accounts payable, accrued expenses, and bank overdrafts.

During the six months ended June 30, 2013, the Company had a net decrease in cash of $318. The principal sources and uses of funds were as follows:

Cash provided by operating activities: For the six months ended June 30, 2013 the Company generated $351 of cash from operating activities as compared to $485 for the six months ended June 30, 2012. This decrease is primarily attributed to the $141 operating loss for the six months ended June 30, 2013.

Cash used in investing activities: Net cash used in investing activities was $544 for the six months ended June 30, 2013 as compared to $448 for the six months ended June 30, 2012 due primarily to an increase in the purchase of equipment for our Wheeling, Illinois facility, partially offset by the proceeds from the sale of a capital asset.

Cash used in financing activities: Net cash used in financing activities was $125 for the six months ended June 30, 2013 as compared to $25 for the six months ended June 30, 2012. This increase is attributed mostly to lower borrowings from the line of credit and lower repayment of capitalized lease obligations offset partially by higher repayment of notes payable.

December 31, 2012 Principal Sources and Uses of Funds

During the year ended December 31, 2012, the Company had an increase in cash of $328. The principal sources and uses of funds were as follows:

Cash provided by operating activities: For the year ended December 31, 2012 the Company generated $411 of cash from operating activities as compared to $269 for the year ended December 31, 2011. This increase is primarily attributed to the increase in income from operations partially offset by a decrease in accounts payable.

Cash used in investing activities: Net cash used in investing activities was $989 for the year ended December 31, 2012 as compared to $721 for the year ended December 31, 2011 due primarily to an increase in the purchase of equipment.

Cash provided by financing activities: Net cash provided by financing activities was $906 for the year ended December 31, 2012 as compared to $444 for the year ended December 31, 2011. This increase is attributed mostly to an increase in proceeds from the line of credit.

Financing Activities

In December 2012, the Company negotiated a revolving line of credit with a bank in the amount of $1,300, which requires monthly interest payments at a rate of prime plus 0.5% (3.75% at June 30, 2013), but at no time shall the interest rate be less than 4.0%. The availability of loans is subject to certain restrictions based upon accounts receivable. Each calendar year the Company must reduce the unpaid balance due to zero, and must maintain such balance for 30 days. All unpaid principal and interest under this line is immediately payable upon demand (whether or not scheduled payments have been timely made) and the Company will be in default if not paid immediately once demand is made. The lender maintains the sole and exclusive discretion as to whether to continue with this line of credit. All unpaid principal and interest shall be immediately due and payable upon demand. The balance on the line of credit was $789 at December 31, 2012. At June 30, 2013 the balance was $672 and $628 was available on the line of credit.

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In December 2012, The Company also signed an additional line of credit for equipment in the amount of $250. All advances are at the sole discretion of the bank. These advances may be used only for eligible equipment and may not exceed 80% of the equipment value. Interest commences at the date of advance and is payable monthly. Advances are payable (including interest) over 60 months at a rate of prime plus 1%, but at no time shall the interest rate be less than 4.0%. The balance on this line of credit was $193 at June 30, 2013.

The Company also has an available credit card line of credit in the amount of $50, subject to variable credit card interest rates and repayment terms. There were no outstanding balances on this credit card line at June 30, 2013.

The lines of credit are secured by substantially all of the Company’s assets, BML Holdings LLC and mortgages on property owned by the shareholder as well as being guaranteed by the stockholder.

Our primary sources of liquidity are cash flows from operations, short term working capital financing from a $1,500 line of credit, and various long-term debt financing activities. We plan to continue to increase revenues with focused sales efforts, existing account development, and additional product offerings. We will continue improvements in manufacturing equipment, training, and processes, business systems, and overhead reduction to strengthen our gross profit and EBIDTA. However, in order to expand capacity and capability to enable us to capitalize on new opportunities, additional capital will be required. We anticipate needing approximately $4,000 to execute our plan, of which only $2,222 is committed with $771 already paid and the balance to be paid within the next six months. Our business expansion may require additional capital resources that may be funded through the issuance of common stock or of notes payable or other debt instruments that may affect our debt structure. Our cash flow projections presently indicate that we will have sufficient liquidity to fund our ongoing operations for the next twelve months. There can be no assurances that we will be able to increase revenue or obtain additional capital.

Our capital requirements are large at this time to support our growth. In the foreseeable future, we will continue to have large capital needs to finance the expansion of facilities and capacity. The Company is currently SQF (“Safe Quality Food”) compliant and Wheeling, IL facility is being updated to also comply. We are confident that we have sufficient capital to fund our operations and plans for at least the next twelve months. However, we will seek additional financing to fund non-contracted commitments.

Impact of Inflation

Inflation has not had a material effect on our results of operations. We expect the market for raw materials to fluctuate periodically as is typical for our primary materials: fresh produce and plastics.

Seasonality

Typically salsa, hummus and dip categories are broadly affected by the occurrence of “eating holidays” and increased entertaining that occurs in the summer months. Our operations do not shut down for extended periods of time or engage in large seasonal layoffs or staff reductions due to seasonal factors. Our business cycle typically has a mild peak in June and July, and a second mild peak that precedes the Thanksgiving and Christmas holidays.

Critical Accounting Estimates

In preparing the financial statements and accounting for the underlying transactions and balances, the Company applies its accounting policies as disclosed in Note 2 of our Notes to the Consolidated Financial Statements. The Company’s accounting policies that require a higher degree of judgment and complexity used in the preparation of financial statements include:

Revenue Recognition - The Company recognizes revenue when the product’s title and risk of loss transfers to the Company based upon shipping terms. The policy meets the four following criteria (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the seller’s price to the buyer is fixed and determinable and (iv) collectability is reasonably assured. The Company’s sales policy is to require customers to provide orders with the agreed upon selling prices and shipping terms. The Company evaluates the credit risk of each customer and establishes an allowance of doubtful accounts for any credit risk. Sales returns and allowances are estimated upon shipment and based upon historical experience is nil.

Accounts Receivable - The Company performs ongoing credit evaluations of its customers and adjusts credit limits based on customer payment and current credit worthiness, as determined by review of their current credit information.  The Company continuously monitors credit limits for and payments from its customers and maintains provision for estimated credit losses based on its historical experience and any specific customer issues that have been identified.  While such credit losses have historically been within the Company’s expectation and the provision established, the Company cannot guarantee that this will continue. An allowance for doubtful accounts was not deemed necessary at June 30, 2013 and December 31, 2012.

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Off Balance Sheet Arrangements

The Company is not party to any off-balance sheet arrangements that may affect its financial position of results of operations.

New Accounting Pronouncements:

No recently issued accounting pronouncements had or are expected to have a material impact on the Company’s consolidated financial statements.

Item 3.	Properties

(All amounts in thousands, except square feet information)

Springfield, Massachusetts

On January 1, 2012, the Company entered into a Commercial Lease with BML Holdings, LLC (“BML”), a Massachusetts limited liability company for its facility at 134 Avocado Street, Springfield, Massachusetts. The landlord is an entity owned by Matthew Morse, the Company’s CEO and the Company is considered the primary beneficiary of BML. The lease is for a free standing industrial facility containing approximately 24,000 square feet. The lease is for three years subject to a four (4) year extension. The initial monthly rent is $9 or the Landlord’s debt service for the mortgage for the facility, whichever is greater. The Company is responsible for all real estate taxes, utilities, and repairs. The Company and BML have a Cross Collateralization/Cross-Default/Cross-Guaranty Agreement with their lenders. BML has entered into a Collateral Assignment of Leases and Rents with their lenders. These agreements would become operative at the lenders’ option upon occurrence of a “Default” or an “Event of Default” as defined in the loan documents. The Company’s CEO has guaranteed the Company and BML notes and mortgages and has assigned a $750 life insurance policy to the lender.

Wheeling, Illinois

On November 13, 2012, the Company entered into an Industrial Lease with 120 Palatine, LLC an unaffiliated Illinois landlord. The lease is for approximately 68,000 square feet of space at the Company’s facility at 120 West Palatine, Wheeling, Illinois. The lease expires July 31, 2016, with an option to renew for an additional five years. The minimum annual base rent commences at $354 increasing to $423 by the tenth year. The Company will also pay, on a monthly basis, its share of the estimated operating expenses, real estate taxes, insurance costs and other building charges, not to exceed $130 for the first year of the lease. The Company has given the landlord a $150 stand-by letter of credit. Matthew Morse, CEO, personally guaranteed the lease effective as of November 13, 2012.

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Item 4.	Security Ownership of _Certain Beneficial Owners and Management

The following table sets forth certain information as of September 24, 2013 regarding the beneficial ownership of our common stock giving effect to the Merger between Lansal, Inc. and Andover Medical, Inc. (the “Merger”) and the 1 for 39 reverse stock split effected by Andover immediately prior to the Merger by (i) each person or entity who, to our knowledge, owns more than 5% of our common stock; (ii) our executive officers named in the Executive Compensation table below; (iii) each director; and, (iv) all of our executive officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is Lansal, Inc., 134 Avocado Street, Springfield, MA 01104. Shares of common stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of the date of this registration statement, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the stockholder holding the options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other stockholder.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned(1)

Matthew Morse	18,512,203	(2)	85.9%

Joseph D. Ward	215,610	(3)	1%

William Kenealy	-0-	(4)	-0-

All executive officers and directors as a group (3 persons)	18,894,983	(2)(3)	87.6%

___________________

(1) Based on 21,561,041 shares of our common stock outstanding. Does not include shares of our common stock issuable upon exercise of outstanding Warrants or conversion of Preferred Stock except as noted in notes 2 and 3 below. Messrs. Morse and Ward are entitled to receive their respective percentages of 85.9% and 1% of all shares of Common Stock issued to existing Andover shareholders upon conversion of Series A Preferred Stock and all outstanding warrants.

(2) Does not include 38,330 shares of Series A Preferred Stock convertible into 10,168,396 shares of Common Stock for no additional consideration issued to Mr. Morse as part of the Merger; Class E warrants to purchase 4,195,361 shares at $13.65 per share; Class F warrants to purchase 2,097,680 shares at $13.65 per share; Class G warrants to purchase 699,227 shares at $15.60 per share; and Class H warrants to purchase 699,227 shares at $17.55 per share. If all of the Preferred Stock is converted and all warrants are exercised Mr. Morse would own 36,372,094 (92.2%) of the Company’s Common Stock.

(3) Does not include 447 shares of Series A Preferred Stock convertible into 118,375 shares of Common Stock for no additional consideration issued to Mr. Ward as part of the Merger; Class E warrants to purchase 48,841 shares at $13.65 per share; Class F warrants to purchase 24,421 shares at $13.65 per share; Class G warrants to purchase 8,141 shares at $15.60 per share and Class H warrants to purchase 8,141 shares at $17.55 per share in order to maintain his 1% interest in the Company. Also, does not include options to purchase 1% of the issued and outstanding shares of common stock for each year of his employment contract commencing January 1, 2014. See Item 6 below.

(4) Does not include options not currently exercisable to purchase 2% of the issued and outstanding common stock of the Company. See Item 6 below.

Item 5.	Director and Executive Officers

Set forth below is certain information regarding our executive officers and directors. Each of the directors listed below was elected to our board of directors to serve until our next annual meeting of stockholders or until his (her) successor is elected and qualified. All directors hold office for one-year terms until the election and qualification of their successors. The following table sets forth information regarding the members of our board of directors and our executive officers:

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Name	Age	Position with the Company

Matthew Morse	55	Chairman of the Board, Chief Executive Officer, Treasurer, and Director

Joseph D. Ward	40	President and Chief Operating Officer

William Kenealy	50	Chief Financial Officer and Secretary

Matthew Morse has served as Chairman of the Board, Chief Executive Officer and a Director of the Company since the Merger with Lansal, Inc., a Massachusetts corporation. He held the same positions with the privately held Lansal, Inc. since December 31, 1999. Prior to the appointment of Joseph D. Ward as President on January 7, 2013, Mr. Morse also served as President and Chief Operating Officer. Mr. Morse received his MBA from the University of Massachusetts in 2003 and his B.S., from the University of Massachusetts in 1985.

Joseph D. Ward has served as President and Chief Operating Officer of the Company since the Merger. He held the same positions with the privately held Lansal, Inc. since January 7, 2013. Prior thereto, from 2009, he was Vice President and General Manager of Spring Glen Fresh Foods, Inc., a $40 million subsidiary of Hanover Foods Corporation, Hanover, PA, one of the largest privately held food processors in the U.S. While there, he returned the company to profitability within 12 months after it was in the seventh year of declining sales and third year of negative profitability. From 2006 to 2009, Mr. Ward was Vice President of Sales and Marketing and Managing Director of Retail Operations for Pine Valley Foods, Inc., West Monroe, LA. His responsibility involved the creation of retail and food service divisions of the largest manufacturer of perishable food products to the $4.5 billion product fundraising industry. Mr. Ward received his MBA in Marketing & International Business from the University of Miami with high honors and his B.S. in Economics from University of Scranton.

William Kenealy has served as Chief Financial Officer and Secretary of the Company since August 19, 2013. From 2010 until 2013, he held the same positions with Compact Industries, Inc., a leading manufacturer of dry food products with revenues in excess of $100 million. While there, he was responsible for all aspects of finance, procurement and information technology. From 2007 - 2009 he worked for Reserve Brands, Inc. as Senior Vice President and CFO. Reserve Brands was a venture capital-backed company formed to re-launch the former Anheuser-Busch Eagle Snacks brand. From 2006 - 2007 Mr. Kenealy was a consultant/interim CFO for public and privately held operating companies and private equity firms. He has almost 20 years of experience in the consumer products industry, including 13 years as CFO. Mr. Kenealy obtained his B.S. in Finance and Economics from Illinois State University in 1985; his MBA in International Finance from Thunderbird School of Global Management in 1986 and became a Certified Public Accountant in 1990.

Item 6.	Executive Compensation

The table below sets forth, for the last two fiscal years, the compensation earned by (i) each individual who served as our principal executive officer or principal financial officer, and (ii) our most highly compensated executive officers, other than those listed in clause (i) above, who was serving as executive officers at the end of the last fiscal year (together, the “Named Executive Officers”). No other executive officer had annual compensation in excess of $100,000 during the last fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Matthew Morse,	2012	261,874	-0-	-0-	-0-	$261,874
Chief Executive Officer	2011	203,477	-0-	-0-	-0-	$203,477

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding unexercised options, unvested stock, and/or equity incentive plan awards issued to our named executive officers as of December 31, 2012.

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Employment Agreements

Matthew Morse, Chairman and Chief Executive Officer

The Company entered into a three-year employment agreement with Matthew Morse, effective May 29, 2013. The agreement provides for Mr. Morse to be Chairman of the Board and Chief Executive Officer. Mr. Morse has oversight of all direct sales efforts, marketing and new business development, all in support of the customs and business of the Company and developing customers for the business of the Company. Mr. Morse receives a base salary of $319,000 per annum, subject to adjustment based on his performance, at the sole discretion of the Board. This agreement is automatically renewable for additional renewal terms of one year each, unless terminated by either party on at least six months’ notice prior to the end of the then current term.

The agreement is terminable by the Company for Cause (as defined therein) or Disability (as defined therein); or without Cause upon two weeks’ prior written notice. Morse may terminate at any time without Cause upon four weeks’ prior written notice to the Company. If Morse is terminated by the Company without Cause, he will receive one (1) year’s severance pay.

Mr. Morse agreed to a non-competition provision for one year from the date of termination of employment by the Company and he will not solicit any customers of the Company for such period.

Joseph D. Ward, President and Chief Operating Officer

On May 22, 2013, the Company entered into an Employment Agreement with Joseph D. Ward to serve as President and Chief Operating Officer. The Agreement is for five (5) years and is automatically renewable for five (5) year terms unless terminated by either party on at least six (6) months prior notice. Mr. Ward’s base salary is $200,000 per annum, with seven (7%) percent annual increases. Commencing January 1, 2013 Mr. Ward is entitled to a quarterly bonus based on the financial performance of the Company commencing the second quarter of calendar year 2013. Mr. Ward was awarded 1% of the issued and outstanding common stock of the Company upon the completion of the Merger with Lansal. He was also granted stock options to purchase 1% of the issued and outstanding shares of common stock for each year of the contract commencing January 1, 2014, subject to the Company reaching an 8% EBITDA annually. Each option shall be subject to a one year vesting period and the total number of stock options is limited to 5% during the term of the agreement. Mr. Ward will be reimbursed for his expenses and will receive a monthly automobile allowance.

In the event Mr. Ward’s contract is terminated without Cause (as defined therein) he will be entitled to severance payments increasing from 3 months’ salary and continued health care benefits (up to six months) to 12 months after January 7, 2020. Mr. Ward’s agreement provides for a one-year non-competition and non-solicitation period following termination of his employment with the Company.

William Kenealy, Chief Financial Officer

On July 30, 2013, the Company entered into an Employment Agreement with William Kenealy to serve as Chief Financial Officer. The term of the Agreement is for five (5) years and is automatically renewable for five (5) year terms unless terminated by either party on at least six (6) months prior notice. Mr. Kenealy’s base salary is $185,000 per annum increasing to $200,000 after six (6) months. Mr. Kenealy is entitled to a quarterly bonus based on the financial performance of the Company commencing in the first quarter of calendar year 2014. Mr. Kenealy was granted stock options to purchase 2.0% of the issued and outstanding common stock on the effective date of the Agreement. One-half of the options shall vest at the rate of 20% on each of the first five (5) anniversary dates of the effective date. The other one-half shall vest at the rate of 20% on each of the first five (5) anniversary dates of the effective date provided certain performance criteria are met on a cumulative basis. In the event Mr. Kenealy is terminated without cause or by him for good reason (as such terms are defined therein), all options that would have vested on the next anniversary date shall accelerate and be vested. In the event Mr. Kenealy’s employment is terminated without cause or by him for good reason, he shall be entitled to severance payments increasing from 2 weeks’ salary to 12 months’ salary after March 12, 2018. Mr. Kenealy’s agreement provides for a one year non-competition and non-solicitation of Company’s customers from the effective date of termination.

Item 7.	Certain Relationships and Related Transactions and Direct Independence

Except as set forth herein, we have had no transactions with any officer, director or 10% or greater shareholder within the last three years.

Matthew Morse made loans to the Company which aggregated $496,000 as of December 31, 2011. An additional $35,000 was loaned to the Company during 2012 and the outstanding balance of $531,000 was forgiven effective December 31, 2012 and treated as additional contributed capital.

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Matthew Morse and BML Holdings, LLC, an entity controlled by Mr. Morse have guaranteed an aggregate of $3,713,500 principal amount of loans made to the Company as of May 15, 2013, as follows:

1.       $1,300,000 dated December 28, 2012, and subject to annual review to United Bank, at 0.5% per annum (3.75% at December 31, 2012) over Lender’s prime rate, but not less than 4% per annum.

2.       $250,000 due December 28, 2017 (five year term) to United Bank at 1.0% per annum over Lender’s price rate, but not less than 4%.

3.       $40,000 due December 28, 2013 (one year term) to United Bank at 4.0% per annum.

4.       $450,000 due December 28, 2019 (seven year term) to United Bank at 4.5% per annum.

5.       $662,500 due December 28, 2022 (ten year term) to United Bank at 5.25% per annum.

6.       $464,000 due May 1, 2023 (ten year term) to U.S. Small Business Administration (CDC: Granite State Economic Development Corporation) with interest at 3.347% per annum.

7.       $547,000 due February 1, 2033 to U.S. Small Business Administration (CDC: Granite State Economic Development Corporation) with interest at 4.452% per annum.

See “Item 2 - “Management Discussions and Analysis of Financial Condition and Result of Operations” for a detailed description of certain of the above loans.

The Company’s headquarters facility in Springfield, Massachusetts, is rented from an entity of which Matthew Morse is the sole owner. See Section 3 “Properties” for information concerning the lease between the Company and BML Holdings, LLC

See Item 6 - “Executive Compensation” for the terms of employment contracts entered into between the Company and each of Matthew Morse, Chief Executive Officer, Joseph D. Ward, Chief Operating Officer and William Kenealy, Chief Financial Officer.

Item 8.	Legal Proceedings

From time to time, the Company may become involved in litigation relating to claims arising out of its operations in the normal course of business. Except as described below, no legal proceedings, government actions, administrative actions, investigations or claims are currently pending against us or involve the Company which, in the opinion of the management of the Company, could reasonably be expected to have a material adverse effect on its business or financial condition.

There are no proceedings in which any of the directors, officers or affiliates of the Company, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to that of the Company.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

After we suspended our reporting obligations under the Securities Exchange Act of 1934 in March 2009, our Common Stock was quoted on the OTC Markets under the symbol “ADOV”. In connection with the merger between the Company and Lansal, the Company changed its ticker symbol on the OTC Markets to “HOTF”, which went effective September 6, 2013. As of June 26, 2013, there were 70 holders of record of our common stock and approximately 200 beneficial owners that we know of.

The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by the OTC Markets. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. These prices do not give retroactive effect to the 1 for 39 reverse split effective upon the Merger.

Period	High	Low
Year Ending December 31, 2013
July 1, 2013 through September 30, 2013	$1.35	$0.95
April 1, 2013 through June 30, 2013	$0.39	$0.39
January 1, 2013 through March 31, 2013	$0.156	$0.039

Year Ended December 31, 2012
October 1, 2012 through December 31, 2012	$0.215	$0.176
July 1, 2012 through September 30, 2012	$0.585	$0.195
April 1, 2012 through June 30, 2012	$0.741	$0.312
January 1, 2012 through March 31, 2012	$0.741	$0.390

Year Ended December 31, 2011
October 1, 2011 through December 31, 2011	$0.390	$0.195
July 1, 2011 through September 30, 2011	$0.546	$0.390
April 1, 2011 through June 30, 2011	$0.468	$0.468
January 1, 2011 through March 31, 2011	$81.900	$42.900

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The last reported sales price of our common stock on the OTC Markets on October 2, 2013 was $1.45 per share.

Dividend Policy

We have not declared nor paid any cash dividend on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers significant.

Item 10.	Recent Sales of Unregistered Securities

On July 26, 2013, pursuant to the terms and conditions of the Merger Agreement dated April 4, 2013 with Lansal, the Company issued an aggregate of 19,620,547 shares of Common Stock, 40,607 shares of Series A Preferred Stock and 8,148,161 Common Stock purchase warrants. All of these securities were exempt from registration pursuant to the exemption set forth in Section 4(a)(2) of the Securities Act of 1933, as amended, not involving any public offering.

During the three years prior to the filing of this Registration Statement, Andover had the following sales of unregistered securities, giving retroactive effect to the Merger.

On July 12, 2011, Andover redeemed all Series F Preferred Stock from GSL Financial LLC and all Series G Preferred Stock from Vicis Capital Master Fund pursuant to separate Redemption Agreements. Following these transactions, the Company did not have any outstanding Preferred Stock other than Series A Convertible Preferred Stock.

As of February 28, 2013, Andover issued shares of Common Stock for services rendered since July 2011 and for the introduction to Hot Mama’s Foods to the following persons in their respective amounts giving retroactive effective to the completion of the Merger with Lansal and the 1 for 39 reverse split of the Common Stock: Robert Seguso, then the chief executive officer and a director of Andover, 167,170 (0.5%) shares and Meyers Associates, L.P. and its designees 835,852 (2.5%) shares.

All of the Shares described above were exempt from registration pursuant to the exemption set forth in Section 4(a)(2) of the Securities Act of 1933, as amended as not involving any public offering. The Shares were issued to Andover’s then President and its investment banking firm which had an existing relationship with Andover. No discounts or commissions were paid and no underwriters were involved in the issuance of the Shares.

Item 11.	Description of Registrant’s Securities to be Registered

Common Stock

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to our certificate of incorporation and by-laws. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

We have authorized 301,000,000 shares of capital stock, par value $0.001 per share, of which 300,000,000 are shares of common stock and 1,000,000 shares of preferred stock. Out of the preferred stock, there are 44,623 shares of Series A Preferred Stock authorized.

As of the date of this registration statement, giving effect to the 1 for 39 reverse split upon the completion of the Merger, we had the following issued and outstanding securities on a fully diluted basis:

Approximately 21,561,041 shares of common stock held of record by 70 shareholders and beneficially owned by approximately 200 shareholders to our knowledge.

44,623 shares of Series A Preferred Stock convertible into an aggregate of 11,837,484 shares of Common Stock.

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The holders of our common stock are entitled to one vote per share. In addition, the holders of our common stock will be entitled to receive ratably dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock will have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Item 12.	Indemnification of Directors and Officers

Under Section 145(a) of the General Corporation Law of Delaware, we have the power to indemnify our directors, officers, employees or agents who are parties or threatened to be made parties to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (other than an action by or in the right of the Company) arising from that person’s role as our director, officer, employee or agent against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Under Section 145(b) of the General Corporation Law of Delaware, we have the power to indemnify our directors, officers, employees and agents who are parties or threatened to be made parties to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor arising from that person’s role as our director, officer, employee or agent against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) further provides that if one of our present or former directors or officers has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Further, Section 145(g) of the Delaware General Corporation Law allows us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent against any liability asserted against such person and incurred by such person, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

Section 145(e) of the Delaware General Corporation Law allows us to pay expenses incurred by directors and officers incurred in defending any civil or criminal action or proceeding for which indemnification is required, or for which indemnification is permitted following authorization by the board of directors in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized by the Delaware General Corporation Law.

These limitations of liability, indemnification and expense advancements may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if settlement and damage awards against directors and officers pursuant to these limitations of liability and

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Insurance: The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

19

Item 13.	Financial Statements and Supplementary Data

Included in a separate section following Item 14 below.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We have not had any changes in, nor have we had any disagreements with, whether or not resolved, our accountants on accounting and financial disclosures during our most recent fiscal year or any later interim period.

Item 8.	Financial Statements and Supplementary Data

Pages
a) Financial Statements of Hot Mama’s Foods, Inc.

Condensed Consolidated Statements for the Periods Ended June 30, 2013 and 2012

Condensed Consolidated Balance Sheets – June 30, 2013 and December 31, 2012	F-1

Condensed Consolidated Statements of Operations – Three and Six Months Ended June 30, 2013 and 2012	F-2

Condensed Consolidated Statements of Changes in Equity – June 30, 2013 and December 31, 2012	F-3

Condensed Consolidated Statements of Cash Flows - Six Months Ended June 30, 2013 and 2012	F-4

Notes to Condensed Consolidated Financial Statements	F-5-15

Financial Statements for the Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm	F-16

Consolidated Balance Sheets - December 31, 2012 and 2011	F-17

Consolidated Statements of Operations - Years Ended December 31, 2012 and 2011	F-18

Consolidated Statements of Changes in Equity - Years Ended December 31, 2012 and 2011	F-19

Consolidated Statements of Cash Flows - Years Ended December 31, 2012 and 2011	F-20

Notes to Consolidated Financial Statements	F-21 - 33

(b) Pro Forma Financial Information

Condensed Pro Forma Balance Sheet – June 30, 2013	F-34

Condensed Pro Forma Statement of Operations for the Three and Six Months Ended June 30, 2013	F-35

Condensed Pro Forma Statement of Operations for the Year Ended December 31, 2012	F-36

Notes to Condensed Pro Forma Balance Sheets	F-37-39

20

HOT MAMA’S FOODS, INC.

Condensed Consolidated Balance Sheets (Unaudited)

(Amounts in thousands, except share amounts)

ASSETS	June 30, 2013	December 31, 2012
Current assets:
Cash	$10	$328
Accounts receivable, net	2,163	1,204
Inventories	1,799	1,339
Prepaid expenses and other current assets	133	38
Deferred tax assets	153	87
Total current assets	4,258	2,996

Property, plant and equipment, net	3,778	3,556
Intangibles	76	68
Other assets	14	14

Total assets	$8,126	$6,634

LIABILITIES AND EQUITY

Current liabilities:
Lines of credit	$865	$789
Bank overdraft	345	-
Accounts payable	2,008	811
Accrued expenses	443	240
Capital leases – current portion	56	104
Notes payable – other - current portion	602	689
Note payable – related party - current portion	104	100
Mortgage payable – current portion	42	40
Total current liabilities	4,465	2,773

Capital leases	11	17
Notes payable – other	543	602
Mortgage payable	1,150	1,153
Deferred tax liability	289	292

Total liabilities	6,458	4,837

Commitments and contingencies

Equity:
Hot Mama’s Foods, Inc. stockholders’ equity
Common stock, 200,000 shares authorized, no par value, 100,000 shares issued and outstanding at June 30, 2013 and December 31, 2012	548	548
Retained earnings	881	988
Total Hot Mama’s Foods, Inc. stockholder’s equity	1,429	1,536

Non-controlling interest	239	261

Total equity	1,668	1,797

Total liabilities and equity	$8,126	$6,634

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-1

HOT MAMA’S FOODS, INC.

Condensed Consolidated Statements of Operations (Unaudited)

(Amounts in thousands, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Net revenues	9,399	7,754	16,690	14,053

Cost of goods sold	7,930	6,403	14,173	11,643

Gross profit	1,469	1,351	2,517	2,410

Operating expenses:
Selling, general and administrative expenses	1,271	1,038	2,608	2,067
Restructuring charge	-	-	50	-

Total operating expenses	1,271	1,038	2,658	2,067

Income (loss) from operations	198	313	(141)	343

Other income (expense):
Interest expense	(35)	(36)	(76)	(69)
Gain on sale of fixed assets	-	-	19	-
Total other income (expense)	(35)	(36)	(57)	(69)

Income (loss) before income taxes	163	277	(198)	274

Provision for income taxes	70	106	(69)	108

Net income (loss)	93	171	(129)	166

Net income (loss) attributable to non-controlling interest	(11)	3	(22)	5

Net income (loss) attributable to Hot Mama’s Foods, Inc.	$104	$168	$(107)	$161

Basic and diluted loss per common share	$1.04	$1.68	$(1.07)	$1.61

Weighted Average Shares:
Basic and diluted	100,000	100,000	100,000	100,000

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-2

HOT MAMA’S FOODS, INC.

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(Amounts in thousands)

	Common Stock
	# of Shares Issued	Amount	Retained Earnings	Non-controlling Interest	Total Equity

Balances at December 31, 2012	100	$548	$988	$261	$1,797

Net loss	-	-	(107)	(22)	(129)

Balances at June 30, 2013	100	$548	$881	$239	$1,668

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-3

HOT MAMA’S FOODS, INC.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(Amounts in thousands)

	For the six months ended June 30,
	2013	2012
Cash flows from operating activities:
Net income (loss)	$(129)	$166
Adjustments to reconcile net loss to net cash Provided by operating activities:
Deferred income taxes	(69)	108
Depreciation and amortization	313	255
Gain on sale of fixed assets	19	-
Interest expense – related party	4	-
Changes in assets and liabilities:
Increase in accounts receivable	(959)	(1,049)
Increase in inventories	(460)	(369)
Increase in prepaid expenses and other current assets	(95)	(53)
Increase in intangible assets	(18)	-
Increase in other assets	-	(14)
Increase in accounts payable	1,197	1,020
Increase in bank overdraft	345	77
Increase in accrued expenses	203	344
Net cash provided by operating activities	351	485

Cash flows from investing activities:
Proceeds from sale of fixed asset	31	-
Acquisition of equipment	(575)	(448)
Net cash used in investing activities	(544)	(448)

Cash flows from financing activities:
Activity in line of credit, net	76	225
Repayment of notes payable - other	(146)	(107)
Repayment of capitalized lease obligations	(54)	(125)
Repayment of mortgage	(548)	(18)
Proceeds from issuance of mortgage	547	-
Net cash used in financing activities	(125)	(25)

Net (decrease) increase in cash	(318)	12
Cash, beginning of period	328	-
Cash, end of period	$10	$12

Supplemental cash flow information:
Taxes paid	$-	$-
Interest paid	$75	$69

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-4

HOT MAMA’S FOODS, INC.

Notes to Condensed Consolidated Financial Statements

(Amounts in thousands, except share and per share amounts)

(Unaudited)

1.                   Business and Organization

Business and Organization

Hot Mama’s Foods was formed as a sole-proprietorship in Amherst, Massachusetts, in 1984 as a maker of a variety of fresh salsa recipes, distributed directly to small local retailers by its owner-operator. The company was maintained as a sole-proprietorship until its incorporation on January 29, 1999 as a C corporation under the name Lansal, Inc. (“Lansal”) under the laws of the Commonwealth of Massachusetts. On July 26, 2013, the Company completed a Merger Agreement with Andover Medical, Inc. (“Andover”), a corporation organized under the laws of the State of Delaware on September 9, 2005.

Hot Mama’s Foods manufactures and packages natural and organic food products for retail sale, private label, and food service operations. Among these products are salsa, hummus, dips, and sauces. Customers are located throughout the United States, but our customers distribute our product primarily east of the Mississippi. The Company has manufacturing facilities located in Springfield, Massachusetts, and Elk Grove Village, Illinois.

Typically, we are broadly affected by the occurrence of holidays and increased entertaining that occurs in the summer months. The Company’s operations do not shut down for extended periods of time or engage in large seasonal layoffs or staff reductions due to seasonal factors. The Company’s business cycle typically has a mild peak in June and July, and a second mild peak that precedes the Thanksgiving and Christmas holidays.

2.                   Summary of Significant Accounting Policies

Principles of Consolidation:

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of Hot Mama’s Foods, Inc. (the “Company”) as of June 30, 2013, the results of operations for the three and six months ended June 30, 2013 and June 30, 2012, and statements of cash flows for the six months ended June 30, 2013 and June 30, 2012.  These results are not necessarily indicative of the results to be expected for the full year.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, and include the Company’s accounts as well as those of a certain variable interest entity (“VIE”) for which the Company is the primary beneficiary. All inter-company accounts and transactions have been eliminated. The December 31, 2012 balance sheet included herein was derived from the audited financial statements included in the Company’s Form 10.  Accordingly, the financial statements included herein should be reviewed in conjunction with the financial statements and notes thereto included in the Company’s Form 10 for the year ended December 31, 2012.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-controlling Interests

The Company presents non-controlling interests as a component of equity, changes in a parent’s ownership interest while the parent retains its controlling interest will be accounted for as equity transactions, and upon a loss of control, retained ownership interest will be re-measured at fair value, with any gain or loss recognized in earnings.

Income and losses attributable to the non-controlling interests associated with BML Holdings, LLC are presented separately in the Company’s basic financial statements.

F-5

HOT MAMA’S FOODS, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

(Unaudited)

2.                   Summary of Significant Accounting Policies (continued)

Revenue Recognition:

The Company recognizes revenue when the product’s title and risk of loss transfers to the Company based upon shipping terms.

The policy meets the four following criteria (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the seller’s price to the buyer is fixed and determinable and (iv) collectability is reasonably assured. The Company’s sales policy is to require customers to provide orders with the agreed upon selling prices and shipping terms. The Company evaluates the credit risk of each customer and establishes an allowance of doubtful accounts for any credit risk. Sales returns and allowances are estimated upon shipment and based upon historical experience is nil.

Fair Value of Financial Instruments:

The Company adopted the provisions of the accounting pronouncement which defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under the provisions of the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use on unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company’s current financial assets and liabilities approximate fair value due to their short term nature and include cash, accounts receivable, accounts payable capital leases and line of credit. Notes and mortgages payable approximate fair value as the terms and interest rates they are carried at approximate the rates they would incur if they refinanced the obligations.

Concentrations of Credit Risk:

Cash held in banks: The Company maintains cash balances at a financial institution that is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to federally insured limits. At times balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable: Customer accounts typically are collected within a short period of time, and based on its assessment of current conditions and its experience collecting such receivables, management believes it has no significant risk related to its concentration within its accounts receivable.

Inventories: Inventories are stated at the lower of cost or market.  Cost is determined on a first-in, first-out basis.  The Company regularly assesses the shelf-life of inventories and reserve for those inventories when it becomes apparent the product will not be sold or raw materials will not be utilized in the production process within freshness specifications. An allowance for obsolete finished goods or packaging materials was not deemed necessary as of June 30, 2013 and December 31, 2012.

F-6

HOT MAMA’S FOODS, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

(Unaudited)

2.                   Summary of Significant Accounting Policies (continued)

Equipment and Leasehold Improvements: Office and manufacturing equipment are stated at cost, net of accumulated depreciation.  Depreciation is provided using various straight-line and accelerated methods over the following fixed asset lives:

Computers and Software	5 years
Furniture and Fixtures	7-10 years
Machinery and Equipment	7-12 years
Vehicles	5-6 years

Leasehold improvements are amortized over the term of the lease or the useful life of the asset, whichever is shorter.

Maintenance, repairs, and renewals that do not materially add to the value of the equipment nor appreciably prolong its life are charged to expense as incurred.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the Statements of Operations.

Intangible Assets: The Company amortizes its trade name using the straight-line method over fifteen years. Additionally, deferred financing costs are amortized over the life of the related bank loan, which ranges from three to ten years.

Deferred Income Taxes: Deferred income taxes reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that the assets will not be realized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in operations in the period that includes the enactment date.

Income Tax Uncertainties: The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed by applicable accounting principles. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires the Company to determine the probability of various possible outcomes.

The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period. The Company recognizes interest and penalties as incurred in other income (expense), net in the Consolidated Statements of Operations. The Company has not recognized any uncertain tax positions.

F-7

HOT MAMA’S FOODS, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

(Unaudited)

2.                   Summary of Significant Accounting Policies (continued)

Net Income (Loss) Per Common Share:

Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period.  Diluted income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period, including common stock equivalents, such as stock options and warrants using the treasury stock method.  Diluted income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period and excludes the anti-dilutive effects of common stock equivalents that decrease the weighted-average number of shares outstanding on a hypothetical conversion. In instances where the Company has a net loss, basic and diluted loss per share are determined to be the same as the increase of weighted-average number of shares would decrease the net loss per share.

Risks and Uncertainties:

The Company’s operations are subject to a number of risks, including but not limited to, changes in the general economy, demand for the Company’s products, the success of its customers, research and development results, reliance on commercial markets, litigation, and the renewal of its line of credit.

Long-Lived Assets:

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future, undiscounted cash flows expected to be generated by an asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses have been recognized for the six months ended June 30, 2013 and the year ended December 31, 2012.

Accounts Receivable:

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based on customer payment and current credit worthiness, as determined by review of their current credit information.  The Company continuously monitors credit limits for and payments from its customers and maintains provision for estimated credit losses based on its historical experience and any specific customer issues that have been identified.  While such credit losses have historically been within the Company’s expectation and the provision established, the Company cannot guarantee that this will continue. The Company has an allowance for doubtful accounts of $35 and $0 at June 30, 2013 and December 31, 2012, respectively.

F-8

HOT MAMA’S FOODS, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

(Unaudited)

3. Variable Interest Entity

The Company holds a variable interest in BML Holdings, LLC (“BML”). BML is the lessor of the Company's Springfield, MA facility and is owned 100% by the stockholder of Hot Mama’s Foods, Inc. The Company and BML have a Cross-Collateralization/Cross-Default/Cross-Guaranty Agreement with their lenders. BML has entered into a Collateral Assignment of Leases and Rents with the lenders. These agreements would become operative at the lenders’ option upon occurrence of a “Default” or an “Event of Default” pursuant to the loan documents. The stockholder has guaranteed the Company and BML notes and mortgages, and has assigned a $750 life insurance policy

The Company has a variable interest in BML obtained in the lessee and lessor relationship, which is impacted by common ownership and the ability to compel payment whether stated or silent in the lease agreement. The Company is deemed to have a controlling financial interest as it has the power to direct the activities of the variable interest entity that most significantly impact BML’s economic performance and the obligation to absorb losses of BML that could potentially be significant.

The Company reassesses every reporting period the presentation of BML to conclude if consolidation is required. As such, the conclusion regarding the primary beneficiary status is subject to change and circumstances are continually reevaluated.

The classification and carrying amounts of assets and liabilities of BML in the consolidated balance sheet are as follows for the periods ended June 30, 2013 and December 31, 2012:

	June 30,	December 31,
	2013	2012

Current assets	$9	$242
Property and equipment, net	983	1,024
Intangible assets, net	41	32
	$1,033	$1,298

Mortgage payable	$1,192	$1,192
Non-controlling interest	239	261
	$1,431	$1,453

4. Basic and Diluted Net Income (Loss) Per Share

The following table sets forth the computations of income (loss) per share amounts applicable to common stockholders for the three and six months ended June 30, 2013 and 2012.

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012
Basic net income per share computation:
Net income attributable Hot Mama’s Foods, Inc.	$104	$168
Weighted-average common shares outstanding	100	100
Basic net income per share attributable to Hot Mama’s Foods , Inc.	$1.04	$1.68
Diluted net loss per share computation
Net income attributable Hot Mama’s Foods, Inc.	$104	$168
Weighted-average common shares outstanding	100	100
Incremental shares	-	--
Total adjusted weighted-average shares	100	100
Diluted net income per share attributable Hot Mama’s Foods, Inc.	$1.04	$1.68

F-9

HOT MAMA’S FOODS, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

(Unaudited)

4. Basic and Diluted Net Income (Loss) Per Share (continued)

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Basic net income (loss) per share computation:
Net income (loss) attributable to Hot Mama’s Foods, Inc.	$(107)	$161
Weighted-average common shares outstanding	100	100
Basic net income (loss) per share attributable to Hot Mama’s Foods, Inc.	$(1.07)	$1.61
Diluted net income (loss) per share computation
Net income (loss) attributable to Hot Mama’s Foods, Inc.	$(107)	$161
Weighted-average common shares outstanding	100	100
Incremental shares	-	--
Total adjusted weighted-average shares	100	100
Diluted net income (loss) per share attributable to Hot Mama’s Foods, Inc.	$(1.07)	$1.61

5.                    Inventories

Inventories consist of:

	June 30,	December 31,
	2013	2012
Ingredients and packaging	$1,468	$985
Work-in-process	13	11
Finished goods	318	343
	$1,799	$1,339

6.                   Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following:

	June 30,	December 31,
	2013	2012

Land and buildings	$1,169	$1,169
Leasehold Improvements	69	69
Vehicles	222	222
Machinery and equipment	4,961	4,944
Furniture, Fixtures and Office Equipment	207	205
Construction in progress	493	-
Less: Accumulated depreciation & amortization	(3,343)	(3,053)
	$3,778	$3,556

Depreciation and amortization expense related to the assets above for the three and six months ended June 30, 2013 was $160 and $303, respectively, as compared to $126 and $252, for the three and six months ended June 30, 2012, respectively.

F-10

HOT MAMA’S FOODS, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

(Unaudited)

7.                   Intangible Assets

Intangible assets consist of deferred financing costs and trade names and are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives.

The components of intangible assets are as follows:

	(in thousands, except per share data)
	June 30, 2013	December 31, 2012	Useful lives
Deferred financing fees	$151	133	3 – 10 years
Trade names	79	79	15 years

Total intangible assets	$230	$212
Less: accumulated amortization	(154)	(144)
	$76	$68

Amortization expense for intangible assets was $6 and $11 for the three and six months ended June 30, 2013, respectively, as compared to $1 and $3 for the three and six months ended June 30, 2012, respectively.

8.                  Lines of Credit

Revolving Line of Credit

In December 2012, the Company negotiated a one-year revolving line of credit with a bank in the amount of $1,300, which requires monthly interest payments at a rate of prime plus 0.5% (3.75% at June 30, 2013 and December 31, 2012), but at no time shall the interest rate be less than 4.0% per annum. The availability of loans is subject to certain restrictions based upon accounts receivable. Each calendar year the Company must reduce the unpaid balance due to zero, and must maintain such balance for 30 days. All unpaid principal and interest under this line is immediately payable upon demand (whether or not scheduled payments have been timely made) and Company will be in default if not paid immediately once demand is made. The lender maintains the sole and exclusive discretion as to whether to continue with this line of credit. All unpaid principal and interest shall be immediately due and payable upon demand. The balance on the line of credit was $672 and $779 at June 30, 2013 and December 31, 2012, respectively. The availability on the line of credit was $628 as of June 30, 2013.

Equipment Line of Credit

In December 2012, The Company also signed an additional line of credit for equipment in the amount of $250. All advances are at the sole discretion of the bank. These advances may be used only for eligible equipment and may not exceed 80% of the equipment value. Interest commences at the date of advance and is payable monthly. Advances are payable (including interest) over 60 months at a rate of prime plus 1%, but at no time shall the interest rate be less than 4.0%. The balance on the line of credit for equipment was $193 and $-0- at June 30, 2013 and December 31, 2012, respectively.

Credit Card Line of Credit

The Company also has an available credit card line of credit in the amount of $50, subject to variable credit card interest rates and repayment terms. There were no outstanding balances on this credit card line at June 30, 2013 and December 31, 2012, respectively.

The lines of credit are secured by substantially all of the Company’s assets, BML Holdings LLC and mortgages on property owned by the shareholder as well as being guaranteed by the stockholder.

9.                   Accrued Expenses

Accrued expenses consist of the following:

	June 30,	December 31,
	2013	2012

Accrued payroll	$157	$139
Accrued vacation expense	254	30
Accrued – other	32	71
	$443	$240

F-11

HOT MAMA’S FOODS, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

(Unaudited)

10.                Commitments and Contingencies

The Company has total purchase commitments for machinery and equipment and a new manufacturing system totaling approximately $2,222, of which $771 has been paid with the remaining balance to be paid within the next six months.

The Company is subject to litigation from time to time arising from our normal course of operations.  Currently, there are no open litigation matters.

11.                Significant Customer Concentrations

Major Customer Concentrations of Credit Risk

Revenues and accounts receivable in excess of 10% from major customers for the six months ended June 30, 2013 and as of June 30, 2013 are as follows:

Customer	Percent of Total Sales	Percent of Total AR
A	47%	16%
B	35%	61%

Revenues and accounts receivable in excess of 10% from major customers for the six months ended June 30, 2012 and as of June 30, 2012 are as follows:

Customer	Percent of Total Sales	Percent of Total AR
A	54%	18%
B	26%	44%

12.                Restructuring expense

We have performed a review of our operations and organizational structure with the view of strengthening our organization and lowering overhead costs. In connection with the review, we have incurred a one-time charge of $50 as of June 30, 2013 related to severance for the termination of employees that were not required to perform future services for the severance benefit

13.                Mortgage Payable

During the quarter the Company refinanced its mortgage with United Bank with a SBA (Small Business Association) loan with substantially similar terms and conditions. The Company incurred financing costs of approximately $7, which will be amortized over the remaining life of the loan.

F-12

HOT MAMA’S FOODS, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

(Unaudited)

14.                Subsequent Events

Wheeling, Illinois Facility

The Company entered into a 10 year operating lease agreement with for a 68,000 square foot facility in Wheeling, Illinois in December 2012 and is expected to take control in December of 2013 and would expire 10 years from the date of control. The Company is also responsible for its proportionate share of the operating expenses of the company including real estate taxes, insurance, snow removal, landscaping and other building charges. The Company is also responsible for the utility costs for the premises. Minimum base rent is approximately $350 with 2% escalations per annum.

Merger

On July 26, 2013, the Company completed a Merger Agreement with Andover Medical, Inc., a corporation organized under the laws of the State of Delaware on September 9, 2005 under the name Snow & Sail Sports, Inc. On September 1, 2006; Snow & Sail, Inc. changed its name to Andover Medical, Inc. Upon consummation of the Merger Agreement the Company changed its name to Hot Mama’s Foods, Inc.

The Merger Agreement (“Agreement”) executed by and among: (i) Lansal, Inc. (the “Company”) (d/b/a “Hot Mama’s Foods”); (ii) Andover Medical Inc. (the “Buyer”); (iii) Hot Mama’s Acquisition Corp. (the “Merger Sub; and (iv) Matthew Morse, the sole shareholder of the Company (the “Shareholder”). The Agreement sets forth the terms and conditions upon which the Merger Sub shall be merged with and into the Company, with the Company surviving (the “Surviving Company”). the Merger Sub shall be merged with and into the Company, the Company shall continue as the Surviving Company, and the separate existence of the Merger Sub shall cease (the “Merger”); provided, that the Surviving Company will continue to use the name “Hot Mama’s Foods,” or such other name it may choose. As a result of the Merger, Buyer will become the sole shareholder of the Surviving Company and the Shareholder will own ninety-one percent (91%) of the equity securities of the Buyer on a fully diluted basis and with unencumbered voting rights.

Upon the terms and subject to the conditions set forth in this Agreement, Buyer shall pay the Merger Consideration to the Shareholder as follows:

a) Buyer shall pay to the Shareholder, Merger Consideration of ninety-one percent (91.0%) of the Buyer’s outstanding equity interests on a fully diluted basis. Shareholder shall receive at the Closing, on a post-reverse split basis, such number of shares of Common Stock, Series A Preferred Stock and Class E, F, G, and H Warrants to purchase a number of shares equal to 91% of the shares issuable. All Outstanding Shares of the Company owned by the Shareholder shall no longer be outstanding and they shall automatically be cancelled, retired and cease to exist and any certificates or other indicia of ownership previously representing the Outstanding Shares shall represent only the right to receive the aggregate Merger Consideration.

b) Buyer shall pay from its own funds all of its transaction costs required by this transaction, consisting primarily of legal and accounting expenses. Buyer shall pay all known outstanding payables as of the date of this Agreement prior to the Closing. As of the date hereof the Buyer has deposited $250 (the “Escrow Funds”) with the Escrow Agent for the benefit of the Company and the Shareholder. The $250 of Escrow Funds shall be released without reduction to the Shareholder and the Company in accordance with the terms of the Escrow Agreement.

The Company, Buyer and Shareholder are also subject to certain warranties and representations.

F-13

HOT MAMA’S FOODS, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

(Unaudited)

14.                Subsequent Events (continued)

Capitalization – Post Merger

The following will be the capitalization of the Company upon consummation of the Merger:

Common Stock – Par Value $.001, 300,000,000 authorized

Existing Shareholders – Andover Medical, Inc.	1,940,494	9%
Shareholder	19,620,547	91%

Total	21,561,041

Series A Preferred – Par Value $0.001, 44,623 authorized convertible into an aggregate of 11,837,484 shares of common stock, with a conversion rate of approximately 265 shares of common stock per share of Series A Preferred.

Existing Shareholders – Andover Medical, Inc.	4,016	9%
Shareholder	40,607	91%

Total	44,623

Warrants are immediately exercisable and expire on various dates through 2018

Class Exercise Price Existing % Shareholder % Total

Class E	$13.65	439,560	9%	4,444,448	91%	4,884,008
Class F	$13.65	219,780	9%	2,222,225	91%	2,442,005
Class G	$15.60	73,260	9%	740,744	91%	814,004
Class H	$17.55	73,260	9%	740,744	91%	814,004

Total		805,860		8,148,161		8,954,021

F-14

HOT MAMA’s FOODS, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

(Unaudited)

14.                Subsequent Events (continued)

Stock Option Plan

Effective upon the completion of the Merger, the Board of Directors adopted the 2013 Employee Stock Incentive Plan (“the Plan”) which reserved for issuance options to purchase up to 3,000,000 shares of its Common Stock.   The Plan is administered by the Board of Directors or by a committee appointed by the Board of Directors. Within the limits of the express provisions of the Plan, the Committee shall have the authority to determine, in its absolute discretion, (i) the individuals to whom, and the time or times at which Awards shall be granted, (ii) whether and to what extent Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights and Restricted Stock or any combination thereof are to be granted hereunder, (iii) the number of Shares to be covered by each Award granted hereunder, (iv) the terms and conditions of any Award granted hereunder including, but not limited to, the option price, any vesting condition, restriction or limitation (which may be related to the performance of the participant, the Company or any Subsidiary), and any vesting, acceleration, forfeiture or waiver regarding any Award and the shares of Common Stock relating thereto, (v) modify, amend or adjust the terms and conditions of any Award, at any time or from time to time, including but not limited to, Performance Goals; provided, however, that the Committee may not adjust upwards the amount payable with respect to Qualified Performance-Based Awards or waive or alter the Performance Goals associated therewith or cause such Restricted Stock to vest earlier than permitted; (vi) to what extent and under what circumstances Common Stock and other amounts payable with respect to an Award shall be deferred; and (vii) under what circumstances an Award may be settled in cash or Common Stock and, provided, however, that the Committee shall not have such power to the extent that the mere possession (as opposed to the exercise) of such power would result in adverse tax consequences to any participant under Code Section 409A. In making such determinations, the Committee may take into account such factors as the Committee, in its absolute discretion, shall deem relevant.

Subject to certain adjustments, as defined, the exercise price of each Stock Option granted under the Plan shall be set forth in the applicable Option Agreement, but in no event shall such price be less than the Fair Market Value of the Shares subject to the Stock Option on the date the Stock Option is granted. The exercise price for Incentive Stock Options shall not be less than 100% of the Fair Market Value per share of the Common Stock at the time the Stock Option is granted, nor less than 110% of such Fair Market Value in the case of an Incentive Stock Option granted to an individual who, at the time the option is granted, is a 10% Holder. The Fair Market Value of the Shares shall be determined in good faith by the Committee, with the approval of the Board, in accordance with the Plan and in accordance with the requirements of Code Sections 409A and 422. Each stock option may not be exercised prior to the expiration of at least one year from the date of grant except in the case of the death or disability of the participant or otherwise with the approval of the Committee or the Board of Directors or, if the option agreement evidencing such Stock Option so provides, upon a "Change of Control". Options shall expire no later than the expiration of ten years (five years in the case of an Incentive Stock Option granted to a 10% Holder) from the date of its grant.

No options have been granted under this plan.

F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of

Lansal, Inc.

Springfield, MA

We have audited the accompanying consolidated balance sheets of Lansal, Inc. and Affiliate (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the two years in the period ended December 31, 2012.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards established by the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/Friedman LLP

East Hanover, NJ

June 14, 2013

F-16

LANSAL, INC.

Consolidated Balance Sheets

(Amounts in thousands, except share amounts)

	December 31, 2012	December 31, 2011
ASSETS
Current assets:
Cash	$328	$-
Accounts receivable	1,204	975
Inventories	1,339	1,138
Prepaid expenses and other current assets	38	31
Deferred income tax asset	87	301
Total current assets	2,996	2,445

Property, plant and equipment, net	3,556	3,227
Intangibles	68	16
Other assets	14	-

Total assets	$6,634	$5,688

LIABILITIES AND EQUITY

Current liabilities:
Bank line of credit	$789	$230
Accounts payable	811	1,019
Accrued expenses	240	328
Capital leases – current portion	104	163
Notes payable – other - current portion	689	81
Note payable – related party - current portion	100	100
Mortgage payable – current portion	40	33
Total current liabilities	2,773	1,954

Capital leases	17	134
Notes payable – other	602	977
Note payable – related party	-	496
Mortgage payable	1,153	905
Deferred tax liability	292	275

Total liabilities	4,837	4,741

Commitments and contingencies

Stockholder’s equity
Common stock, 200,000 shares authorized, no par value, 100,000 shares issued and outstanding at December 31, 2012 and 2011	548	17
Retained earnings	988	636
Total Lansal stockholder’s equity	1,536	653

Non-controlling interest	261	294

Total equity	1,797	947

Total liabilities and equity	$6,634	$5,688

The accompanying notes are an integral part of the consolidated financial statements.

F-17

LANSAL, INC.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share amounts)

	For the years ended December 31,
	2012	2011

Net revenues	28,931	21,303

Cost of goods sold	23,960	18,062

Gross profit	4,971	3,241

Operating expenses:
Selling, general and administrative	4,284	3,691

Total operating expenses	4,284	3,691

Income (loss) from operations	687	(450)

Other income (expense):
Other income	-	38
Interest expense	(137)	(150)

Total other expense	(137)	(112)

Income (loss) before income taxes	550	(562)

Provision (benefit) for income taxes	231	(235)

Net income (loss)	319	(327)

Net income (loss) attributable to non-controlling interest	(33)	66

Net income (loss) attributable to Lansal, Inc.	352	(393)

Basic and diluted income (loss) per common share	3.52	(3.93)

Weighted average number of shares outstanding
Basic and diluted	100,000	100,000

The accompanying notes are an integral part of the consolidated financial statements.

F-18

LANSAL, INC.

Consolidated Statements of Changes in Equity

(Amounts in thousands)

	Common Stock
	# of Shares Issued	Amount	Retained Earnings	Non- controlling Interest	Total Equity

Balances at January 1, 2010	100	$17	$1,029	$228	$1,274

Net income (loss)	-	-	(393)	66	(327)

Balances at December 31, 2011	100	$17	$636	$294	$947

Forgiveness of note payable – related party	-	531	-	-	531

Net income (loss)	-	-	352	(33)	319

Balances at December 31, 2012	100	$548	$988	$261	$1,797

The accompanying notes are an integral part of the consolidated financial statements.

F-19

LANSAL, INC.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the years ended December 31,
	2012	2011
Cash flows from operating activities:
Net income (loss)	$319	$(327)
Adjustments to reconcile net income (loss) to net cash Provided by operating activities:
Deferred income taxes	231	(235)
Depreciation and amortization	608	526
Changes in assets and liabilities:
Increase in accounts receivable	(229)	(206)
Increase in inventories	(201)	(136)
(Increase) decrease in prepaid expenses and other current assets	(7)	21
(Increase) in other assets	(14)	-
Increase (decrease) in accounts payable	(208)	578
Increase in accrued expenses	(88)	48
Net cash provided by operating activities	411	269

Cash flows from investing activities:
Acquired intangible assets	(57)	-
Acquisition of equipment	(932)	(721)
Net cash used in investing activities	(989)	(721)

Cash flows from financing activities:
Proceeds from line of credit, net	559	230
Proceeds from mortgage payable	1,193	-
Proceeds from issuance of notes payable	1,471	577
Repayment of notes payable	(1,203)	(290)
Repayment of capitalized lease obligations	(176)	(40)
Repayment of mortgage payable	(938)	(33)
Net cash provided by financing activities	906	444

Net increase in cash	328	(8)
Cash, beginning of year	-	8
Cash, end of year	$328	$-

Supplemental cash flow information:
Taxes paid	$-	$4
Interest paid	$215	$116

Non-cash financing and investing activities:
Acquisition of property and equipment financed by capital leases	$-	$248
Forgiveness of related party note payable	$531	$-

The accompanying notes are an integral part of the consolidated financial statements.

F-20

LANSAL, INC.

Notes To Consolidated Financial Statements

(Amounts in thousands, except share and per share amounts)

1.	Business, Organization, and Liquidity

Business and Organization

The Company was incorporated in Massachusetts on January 29, 1999. Lansal, Inc. manufactures and packages natural and organic food products for retail sale, private label, and food service operations. Among these products are salsa, hummus, dips, and sauces. Customers are located throughout the United States, but are primarily in the New England and Illinois areas. Manufacturing facilities are located in Springfield, Massachusetts, and Elk Grove Village, Illinois.

2.	Summary of Significant Accounting Policies

Principles of Consolidation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, and include the Company’s accounts as well as those of a certain variable interest entity (“VIE”) for which the Company is the primary beneficiary. All inter-company accounts and transactions have been eliminated.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-controlling interests

The Company presents non-controlling interests as a component of equity, changes in a parent’s ownership interest while the parent retains its controlling interest will be accounted for as equity transactions, and upon a loss of control, retained ownership interest will be re-measured at fair value, with any gain or loss recognized in earnings.

Income and losses attributable to the non-controlling interests associated with BML Holdings, LLC are presented separately in the Company’s basic financial statements.

Revenue Recognition:

The Company recognizes revenue when the product’s title and risk of loss transfers to the Company based upon shipping terms. The policy meets the four following criteria (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the seller’s price to the buyer is fixed and determinable and (iv) collectability is reasonably assured. The Company’s sales policy is to require customers to provide orders with the agreed upon selling prices and shipping terms. The Company evaluates the credit risk of each customer and establishes an allowance of doubtful accounts for any credit risk. Sales returns and allowances are estimated upon shipment and based upon historical experience is nil.

F-21

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

2.	Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments:

The Company adopted the provisions of the accounting pronouncement which defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under the provisions of the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use on unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company’s current financial assets and liabilities approximate fair value due to their short term nature and include cash, accounts receivable, accounts payable, notes payable, mortgage payable, capital leases and line of credit.

Concentrations of Credit Risk:

Cash held in banks: The Company maintains cash balances at a financial institution that is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to federally insured limits. At times balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable: Customer accounts typically are collected within a short period of time, and based on its assessment of current conditions and its experience collecting such receivables, management believes it has no significant risk related to its concentration within its accounts receivable.

Inventories:

Inventories are stated at the lower of cost or market.  Cost is determined on a first-in, first-out basis.  The Company regularly assesses the shelf-life of inventories and reserve for those inventories when it becomes apparent the product will not be sold or raw materials will not be utilized in the production process within freshness specifications. An allowance for obsolete finished goods or packaging materials was not deemed necessary as of December 31, 2012 and 2011.

F-22

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

2.	Summary of Significant Accounting Policies (continued)

Equipment and Leasehold Improvements:

Office and manufacturing equipment are stated at cost, net of accumulated depreciation.  Depreciation is provided using various straight-line and accelerated methods over the following fixed asset lives:

Computers and Software	5 years
Furniture and Fixtures	7-10 years
Machinery and Equipment	7-12 years
Vehicles	5-6 years

Leasehold improvements are amortized over the term of the lease or the useful life of the asset, whichever is shorter.

Maintenance, repairs, and renewals that do not materially add to the value of the equipment nor appreciably prolong its life are charged to expense as incurred.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the Statements of Operations.

Intangible Assets:

In connection with asset acquisitions, the Company amortizes its trade name using the straight-line method over fifteen years. Additionally, deferred financing costs are amortized are amortized over three to ten years, the life of the related bank loan.

Deferred Income Taxes

Deferred income taxes reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that the assets will not be realized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in operations in the period that includes the enactment date.

Income Tax Uncertainties

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed by applicable accounting principles. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires the Company to determine the probability of various possible outcomes.

The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period. The Company recognizes interest and penalties as incurred in other income (expense), net in the Consolidated Statements of Operations. There were no liabilities recorded for uncertain tax positions at December 31, 2012 and 2011.

F-23

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

2.	Summary of Significant Accounting Policies (continued)

Net Income (Loss) Per Common Share:

Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period.  Diluted income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period, including common stock equivalents, such as stock options and warrants using the treasury stock method.  Diluted loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period and excludes the anti-dilutive effects of common stock equivalents.

No dilutive securities were outstanding as of December 31, 2012 and 2011

Risks and Uncertainties:

The Company’s operations are subject to a number of risks, including but not limited to, changes in the general economy, demand for the Company’s products, the success of its customers, research and development results, reliance on commercial markets, litigation, and the renewal of its line of credit.

Long-Lived Assets:

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future, undiscounted cash flows expected to be generated by an asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses have been recognized for the years ended December 31, 2012 and 2011, respectively.

Accounts Receivable:

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based on customer payment and current credit worthiness, as determined by review of their current credit information.  The Company continuously monitors credit limits for and payments from its customers and maintains provision for estimated credit losses based on its historical experience and any specific customer issues that have been identified.  While such credit losses have historically been within the Company’s expectation and the provision established, the Company cannot guarantee that this will continue. An allowance for doubtful accounts was not deemed necessary at December 31, 2012 and 2011.

New Accounting Pronouncements:

No recently issued accounting pronouncements had or are expected to have a material impact on the Company’s consolidated financial statements.

F-24

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

3.	Variable Interest Entity

The Company holds a variable interest in BML Holdings, LLC (“BML”). BML is the lessor of the Company's Springfield, MA facility and is owned 100% by the stockholder of Lansal, Inc. The Company and BML have a Cross-Collateralization/Cross-Default/Cross-Guaranty Agreement with their lenders. BML has entered into a Collateral Assignment of Leases and Rents with the lenders. These agreements would become operative at the lenders’ option upon occurrence of a “Default” or an “Event of Default” pursuant to the loan documents. The stockholder has guaranteed the Company and BML notes and mortgages, and has assigned a $750 life insurance policy

The Company has a variable interest in BML obtained in the lessee and lessor relationship, which is impacted by common ownership and the ability to compel payment whether stated or silent in the lease agreement. The Company is deemed to have a controlling financial interest as it has the power to direct the activities of the variable interest entity that most significantly impact BML’s economic performance and the obligation to absorb losses of BML that could potentially be significant.

The Company reassesses every reporting period the presentation of BML to conclude if consolidation is required. As such, the conclusion regarding the primary beneficiary status is subject to change and circumstances are continually reevaluated.

The classification and carrying amounts of assets and liabilities of BML in the consolidated balance sheet are as follows for the period ended December 31, 2012 and 2011:

	December 31,
	2012	2011

Current assets	$242	$21
Property and equipment	1,024	1,104
Intangible assets	32	-
	$1,298	$1,125

Mortgage payable	$1,192	$905
Non-controlling interest	261	294
	$1,453	$1,199

4.	Basic and Diluted Net Income (Loss) Per Share

Net income (loss) per share has been computed according to FASB ASC 260, “Earnings per Share,” which requires a dual presentation of basic and diluted earnings (loss) per share (“EPS”). Basic EPS represents net income (loss) divided by the weighted average number of common shares outstanding during a reporting period. Diluted EPS reflects the potential dilution that could occur if securities, including warrants and options, were converted into common stock. The Company has no outstanding instruments that would be dilutive.

	December 31, 2012	December 31, 2011
Basic net income (loss) per share computation:
Net income (loss)	$352	$(393)
Weighted-average common shares outstanding	100	100
Basic net income (loss) per share	$3.52	$(3.93)
Diluted net income (loss) per share computation
Net income (loss)	$352	$(393)
Weighted-average common shares outstanding	100	100
Incremental shares	-	—
Total adjusted weighted-average shares	100	100
Diluted net income (loss) per share	$3.52	$(3.93)

F-25

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

5.	Inventories

Inventories consist of:

	December 31,
	2012	2011
Ingredients and packaging	$985	$960
Work-in-process	11	7
Finished goods	343	171
	$1,339	$1,138

6.	Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following:

	December 31,
	2012	2011

Land and buildings	$1,169	$1,167
Leasehold Improvements	69	66
Vehicles	222	195
Machinery and equipment	4,944	4,070
Furniture, Fixtures and Office Equipment	205	179
Less: Accumulated depreciation & amortization	(3,053)	(2,450)
	$3,556	$3,227

Depreciation and amortization expense related to the assets above for the years ended December 31, 2012 and 2011 was $603 and $519, respectively.

7.	Intangible Assets

Intangible assets consist of deferred financing costs and trade names and are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives.

The components of intangible assets are as follows:

	(in thousands, except per share data)
	December 31, 2012	December 31, 2011	Useful lives
Deferred financing fees	$133	$77	3 – 10 years
Trade names	79	79	15 years

Total intangible assets	$212	$156
Less: accumulated amortization	144	140
	$68	$16

Amortization expense included in depreciation and amortization was $5 and $ 7 for the years ended December 31, 2012 and 2011, respectively.

F-26

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

8.	Line of Credit

The Company had a revolving line of credit in the amount of $650, which monthly interest payments at a rate of prime plus 1% (4.25% at December 31, 2012). The balance on the line of credit was $10 and $230 at December 31, 2012 and 2011, respectively. This line was cancelled in December 2012, and the balance was paid in January 2013 and replaced by a new credit line (see below).

In December 2012, the Company negotiated a revolving line of credit with a bank in the amount of $1,300, which requires monthly interest payments at a rate of prime plus 0.5% (3.75% at December 31, 2012), but at no time shall the interest rate be less than 4.0% per annum. The availability of loans is subject to certain restrictions based upon accounts receivable. Each calendar year the Company must reduce the unpaid balance due to zero, and must maintain such balance for 30 days. All unpaid principal and interest under this line is immediately payable upon demand (whether or not scheduled payments have been timely made) and Company will be in default if not paid immediately once demand is made. The lender maintains the sole and exclusive discretion as to whether to continue with this line of credit. All unpaid principal and interest shall be immediately due and payable upon demand. The balance on the line of credit was $779 at December 31, 2012.

In December 2012, The Company also signed an additional line of credit for equipment in the amount of $250. All advances are at the sole discretion of the bank. These advances may be used only for eligible equipment and may not exceed 80% of the equipment value. Interest commences at the date of advance and is payable monthly. Advances are payable (including interest) over 60 months at a rate of prime plus 1%, but at no time shall the interest rate be less than 4.0%. There were no outstanding balances on this line at December 31, 2012.

The Company also has an available credit card line of credit in the amount of $50, subject to variable credit card interest rates and repayment terms. There were no outstanding balances on this credit card line at December 31, 2012 and 2011, respectively.

The lines of credit are secured by substantially all of the Company’s assets, BML Holdings LLC and mortgages on property owned by the shareholder as well as being guaranteed by the stockholder.

9.	Accrued Expenses

Accrued expenses - other consist of the following:

	December 31,
	2012	2011

Accrued payroll	$139	$101
Accrued vacation expense	30	117
Accrued income taxes	-	-
Accrued – other	71	110
	$240	$328

F-27

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

10.	Notes Payable – Related Party

The Company borrowed $100 in exchange for a note payable to the stockholder’s father. The note is an unsecured demand note and interest is payable annually at the rate of 7.0%. The unpaid balance was $100 at December 31, 2012 and 2011, respectively.

The Company has an additional unsecured demand note, payable to the stockholder, and subordinated to the banks. Interest is payable annually at the rate of 6.0%. The unpaid balance was $603 at December 31, 2011. During 2012, the stockholder forgave the outstanding balance of $531. Such amount is recorded as a contribution of capital in Stockholders’ equity in the accompanying balance sheet. The unpaid balance at December 31, 2012 was $-0-.

11.	Notes Payable - Other

The Company has entered into notes payable with banks that are also secured by all of the Company’s assets and guaranteed by the stockholder and BML (see Notes 3 and 13). The loan with MassDevelopment is subordinate to the bank. The interest rates range from 4% to 7.5%.

The annual maturities of long-term debt for the five fiscal years subsequent to December 31, 2012 are as follows:

2013	$689
2014	120
2015	121
2016	124
2017	97
Thereafter	140
Total	$1,291

12.	Capital Leases

The Company has entered into lease commitments for machinery and equipment that meet the requirements for capitalization. The equipment has been capitalized and shown in machinery and equipment in the accompanying balance sheets.  The related obligations are also recorded in the accompanying balance sheets and are based upon the present value of the future minimum lease payments with interest rates ranging from 6.7% to 21%.  There were no new capital lease obligations during 2012.

At December 31, 2012, future payments under capital leases are as follows over each of the next five fiscal years:

2013	$111
2014	19
2015 and thereafter	-
Total minimum lease payments	130
Less amounts representing interest	(9)
Present value of minimum lease payments	121
Less current portion	(104)
Long-term capital lease obligation	$17

13.	Mortgage Payable

BML acquired commercial real estate in Springfield, MA. In conjunction with the real estate acquisition, and the Company’s bank refinancing and bank notes, the Company and BML entered into a Cross-Collateralization/Cross-Default/Cross-Guaranty Agreement with their lenders. Additionally, BML has entered into a Collateral Assignments of Leases and Rents with those lenders. These agreements would become operative at the lenders’ option upon the occurrence of a “Default” or an “Event of Default” pursuant to the Loan Documents. The stockholder has guaranteed the notes and mortgages, and has assigned a $750 life insurance policy. This real estate is utilized by Lansal, Inc. for its operations (see Note 3). BML has a mortgage on the property with United Bank. The term of the loan is for 30 years at an interest rate of 5.25%. The mortgage expires December 1, 2032. As of December 31, 2012, the outstanding balance was $1,193, of which $40 was current and $1,153 was long-term.

F-28

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

13.	Mortgage Payable (continued)

The annual maturities of long-term debt for the five fiscal years subsequent to December 31, 2012 are as follows:

2013	$40
2014	36
2015	38
2016	40
2017	43
Thereafter	996
Total	$1,193

F-29

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

14.	Commitments and Contingencies

The Company leases a 22,000 square foot facility in Elk Grove, Illinois. The amended lease expires in August 2015 contain escalation clauses for base rent, maintenance and real estate tax increases.

Future minimum obligations under the operating lease approximate the following:

Years Ended December 31,
2013	$247
2014	383
2015	268
$898

Total rent expense, including real estate taxes, was approximately $184 and $252 for the years ended December 31, 2012 and 2011, respectively.

The Company is subject to litigation from time to time arising from our normal course of operations.  Currently, there are no open litigation matters.

15.	Income Taxes

Income tax provision (benefit):

	Year Ended
	December 31,	December 31,
	2012	2011
Current:
Federal	$-	$-
State and local	-	-

Total current tax provision	-	-

Deferred:
Federal	202	(42)
State and local	29	(193)

Total deferred tax provision (benefit)	231	(235)

Total provision (benefit)	$231	$(235)

F-30

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

15.	Income Taxes (continued)

The components of the Company’s deferred taxes at December 31, 2012 and 2011 are as follows:

	December 31,	December 31,
	2012	2011
Deferred tax assets:
NOL and tax credits	$13	$195
Inventory capitalization	34	41
Accrued payroll	23	45
Other	17	20
Deferred tax asset	$87	$301

Deferred tax liability	$	$
Depreciation	292	275
Total	$292	$275

The recognized deferred tax asset is based upon the expected utilization of its benefit from future taxable income.

A reconciliation of the income tax provision (benefit) at the statutory Federal tax rate of 34% to the income tax provision (benefit) recognized in the financial statements is as follows:

	December 31,	December 31,
	2012	2011

Income tax provision (benefit) – statutory rate	34.0%	34.0%
State taxes , net of federal benefit	5.06%	4.98%
Permanent items	(1.39)%	(3.37)%
Noncontrolling interest	1.95%	3.85%
Other	2.38%	2.35%

Income tax provision (benefit)	42.00%	41.81%

16.	Capital Stock

In accordance with its Certificate of Incorporation, the Company is authorized to issue up to 200,000 shares of Common Stock with no par value. As of December 31, 2012, the Company had 100,000 shares of Common Stock issued and outstanding.

In December 31, 2012, the stockholder forgave the note payable balance of $531. Such amount is recorded as a contribution of capital in Stockholder’s equity in the accompanying balance sheet.

17.	Significant Customer Concentrations

For the years ended December 31, 2012 and 2011, the Company had significant concentration of sales to two customers, which represent approximately 53% and 30%, respectively, for the year ended December 31, 2012 as compared to 63% and 16%, respectively, for the year ended December 31, 2011.

As of December 31, 2012 and 2011, one customer represented 32% and 31%, respectively, of the Company’s outstanding accounts receivable, and another customer represented 43% and 27%, respectively, of the Company’s outstanding accounts receivable.

F-31

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

18.	Subsequent Event

Wheeling, Illinois Facility

The Company entered into a 10 year operating lease agreement with for a 68,000 square foot facility in Wheeling, Illinois in December 2012 and is expected to take control in August of 2013 and would expire 10 years from the date of control. The Company is also responsible for its proportionate share of the operating expenses of the company including real estate taxes, insurance, snow removal, landscaping and other building charges. The Company is also responsible for the utility costs for the premises. Minimum base rent is approximately $350 with 2% escalations per annum.

Merger

On April 4, 2013, Lansal executed a Merger Agreement with Andover Medical, Inc., a corporation organized under the laws of the State of Delaware on September 9, 2005 under the name Snow & Sail Sports, Inc. (“Snow & Sail”). On September 1, 2006, Snow & Sail changed its name to Andover Medical, Inc. and changed its name to Hot Mama’s Foods, Inc. upon the completion of the merger with Lansal (the “Merger”) on July 26, 2013.

The Merger Agreement (“ Agreement ”) was executed by and among: (i) Lansal, Inc. (the “ Company ”) (d/b/a “Hot Mama’s Foods”); (ii) Andover Medical Inc. (the “Buyer”); (iii) Hot Mama’s Acquisition Corp. (the “Merger Sub); and (iv) Matthew Morse, the sole shareholder of the Company (the “Shareholder”). The Agreement set forth the terms and conditions upon which the Merger Sub was merged with and into the Company, with the Company surviving (the “ Surviving Company ”) and the separate existence of the Merger Sub ceased; provided that the Surviving Company will continue to use the name “Hot Mama’s Foods,” or such other name it may choose. As a result of the Merger, Buyer became the sole shareholder of the Surviving Company and the Shareholder and his assignees own ninety-one percent (91%) of the equity securities of the Buyer on a fully diluted basis and with unencumbered voting rights.

Upon the terms and subject to the conditions set forth in the Merger Agreement, Buyer paid the Merger Consideration to the Shareholder, as follows:

a) Buyer paid to the Shareholder, and his assignees Merger Consideration consisting of ninety-one percent (91.0%) of the Buyer’s outstanding equity interests on a fully diluted basis. Shareholder received at the Closing, on a post-reverse split basis, such number of shares of Common Stock, Series A Preferred Stock and Class E, F, G, and H Warrants to purchase a number of shares equal to 91% of the shares issuable. All Outstanding Shares of the Company owned by the Shareholder are no longer outstanding and they were automatically cancelled, retired and ceased to exist and any certificates or other indicia of ownership previously representing the Outstanding Shares shall represent only the right to receive the aggregate Merger Consideration.

b) Buyer paid from its own funds all of its transaction costs required by this transaction, consisting primarily of legal and accounting expenses. Buyer shall pay all known outstanding payables and liabilities as of the date of Merger. The Buyer deposited $250 (the “Escrow Funds”) with the escrow agent for the benefit of the Company and the Shareholder. The $250 of Escrow Funds were released without reduction to the Shareholder and the Company in accordance with the terms of the Escrow Agreement. The Company, Buyer and Shareholder are also subject to certain warranties and representations.

F-32

LANSAL, INC.

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

18.	Subsequent Event (continued)

Related Party Transaction

Matthew Morse and BML Holdings, LLC, an entity controlled by Mr. Morse have guaranteed an aggregate of $3,714 principal amount of loans made to the Company as of May 15, 2013, as follows:

1.	$1,300 dated December 28, 2012, and subject to annual review to United Bank, at 0.5%
per annum (3.75% at December 31, 2012) over Lender’s prime rate, but not less than 4% per annum.

2.	$250 due December 28, 2017 (five year term) to United Bank at 1.0% per annum over Lender’s price rate, but not less than 4%.

3.	$40 due December 28, 2013 (one year term) to United Bank at 4.0% per annum.

4.	$450 due December 28, 2019 (seven year term) to United Bank at 4.5% per annum.

5.	$663 due December 28, 2022 (ten year term) to United Bank at 5.25% per annum.

6.	$464 due May 1, 2023 (ten year term) to U.S. Small Business Administration (CDC:
Granite State Economic Development Corporation) with interest at 3.347% per annum.

7.	$547 due February 1, 2033 to U.S. Small Business Administration (CDC: Granite State
Economic Development Corporation) with interest at 4.452% per annum.

In April 2013, Matthew Morse executed a “Guaranty of Lease” for the Company’s Wheeling, IL facility.

Employment Agreements

The Company entered into a three-year employment agreement with Matthew Morse dated May 29, 2013. The agreement provides for Mr. Morse to be Chairman of the Board and Chief Executive Officer. Mr. Morse has oversight of all direct sales efforts, marketing and new business development, all in support of the customs and business of the Company and developing customers for the business of the Company. Mr. Morse receives a base salary of $319 per annum, subject to adjustment based on his performance, at the sole discretion of the Board. The Agreement is automatically renewable for additional renewal terms of one year each, unless terminated by either party on at least six months’ notice prior to the end of the then current term.

The agreement is terminable by the Company for Cause (as defined) or Disability (as defined); or without Cause upon two weeks’ prior written notice. Morse may terminate at any time without Cause upon four weeks’ prior written notice to the Company. If Morse is terminated by the Company without Cause, he will receive one (1) year’s severance pay. Mr. Morse agreed to a non-competition provision for one year from the date of termination of employment by the Company and he will not solicit any customers of the Company for such period.

On May 22, 2013, the Company entered into an Employment Agreement with Joseph D. Ward to serve as President and Chief Operating Officer. The Agreement is for five (5) years and is automatically renewable for five (5) year terms unless terminated by either party on at least six (6) months prior notice. Mr. Ward’s base salary is $200 per annum, with seven (7%) percent annual increases. Commencing January 1, 2013 Mr. Ward is entitled to a quarterly bonus based on the financial performance of the Company commencing the second quarter of calendar year 2013. Mr. Ward was awarded 1% of the issued and outstanding common stock of the Company upon the completion of the Merger with Lansal. He was also granted stock options to purchase 1% of the issued and outstanding shares of common stock for each year of the Contract, subject to the Company reaching an 8% EBITDA annually. Each option shall be subject to a one year vesting period and the total number of stock options is limited to 5% during the term of the agreement. Mr. Ward will be reimbursed for his expenses and will receive a monthly automobile allowance.

In the event Mr. Ward’s contract is terminated without Cause (as defined) he will be entitled to severance payments increasing from 3 months’ salary and continued health care benefits (up to six months) to 12 months after January 7, 2020. Mr. Ward’s agreement provides for a one-year non-competition and non-solicitation period following termination of his employment with the Company.

F-33

HOT MAMA’S FOODS, INC.

(Amounts in thousands, except share and per share amounts

The following Unaudited Pro Forma Condensed Balance Sheet gives effect to the merger as of June 30, 2013

ASSETS	Historical Lansal	Historical Andover	Pro Forma Adjustments		Pro Forma
Current assets
Cash	$10	$250	$-		$260
Accounts receivable	2,163	-	-		2,163
Inventories	1,799	-	-		1,799
Prepaid expenses and other current assets	133	-	-		133
Deferred income tax asset	153	-	688		841
Total current assets	4,258	250	688		5,196

Property, plant and equipment, net	3,778	-	-		3,778
Intangibles	76	-	-		76
Other assets	14	-	-		14

Total assets	$8,126	$250	$688		$9,064

LIABILITIES AND EQUITY

Current liabilities:
Bank line of credit	$865	$-	$-		$865
Bank overdraft	345	-	-		345
Accounts payable	2,008	-	-		2,008
Accrued expenses	443	-	-		443
Capital leases – current portion	56	-	-		56
Notes payable – other - current portion	602	-	-		602
Note payable – related party - current portion	104	-	-		104
Mortgage payable – current portion	42	-	-		42
Total current liabilities	4,465	-	-		4,465

Capital leases	11	-	-		11
Notes payable – other	543	-	-		543
Mortgage payable	1,150	-	-		1,150
Deferred tax liability	289	-	-		289

Total liabilities	6,458	-	-		6,458

Commitments and contingencies

Stockholder’s equity
Preferred stock, 1,000,000 shares authorized, $0.001 par value, 44,623 shares issued	-	-	-		-
Common stock, 99,000,000 shares authorized, $0.001 par value, 21,561,041 shares issued and outstanding	548	-	(526	)a	22
Additional paid-in capital	-	250	2,245	a	2,495
Accumulated Deficit	881	-	(1,031)		(150)
Total stockholder’s equity	1,429	250	688		2,367

Non-controlling interest	239	-	-		239

Total equity	1,668	250	688		2,606

Total liabilities and equity	$8,126	$250	$688		$9,064

F-34

HOT MAMA’S FOODS, INC.

(Amounts in thousands, except share and per share amounts)

The following Unaudited Pro Forma Condensed Statements of Operations give effect to the merger for the three and six months ended June 30, 2013

	Three Months Ended June 30, 2013				Six Months Ended June 30, 2013
	Historical	Pro Forma Adjustments	Pro Forma	Historical	Pro Forma Adjustments	Pro Forma
Net revenues	$9,399		$9,399	$16,690	-	$16,690

Cost of goods sold	7,930	-	7,930	14,173	-	14,173

Gross profit	1,469	-	1,469	2,517	-	2,517

Operating expenses:
Selling, general and administrative expenses	1,271	-	1,271	2,608	-	2,608
Share- based compensation (See Note 4)	-	1,719	1,719		1,719	1,719
Restructuring charge	-	-	-	50	-	50

Total operating expenses	1,271	1,719	2,990	2,658	1,719	4,377

Income (loss) from operations	198	(1,719)	(1,521)	(141)	(1,719)	(1,860)

Other income (expense):
Interest expense	(35)	-	(35)	(76)	-	(76)
Gain on sale of fixed assets	-			19		19
Total other income (expense)	(35)	-	(35)	(57)	-	(57)

Income (loss) before income taxes	163	(1,719)	(1,556)	(198)	(1,719)	(1,917)

Provision (benefit) for income taxes	70	(688)	(618)	(69)	(688)	(757)

Net income (loss)	93	(1,031)	(938)	(129)	(1,031)	(1,160)

Net income (loss) attributable to con-controlling interest	(11)	-	(11)	(22)	-	(22)

Net income (loss) attributable to Hot Mama’s Foods, Inc.	104	$(1,031)	$(927)	$(107)	$(1,031)	$(1,138)

Basic and diluted loss per common share	$1.04	-	$(0.04)	$(1.07)	-	$(0.05)

Weighted Average Shares:
Basic and diluted	$100,000	-	21,561,040	100,000	-	21,560,040

F-35

LANSAL, INC.

(Amounts in thousands, except share and per share amounts)

The following Unaudited Pro Forma Condensed Statements of Operations give effect to the merger for the year ended December 31, 2012:

	Year Ended December 31, 2012
	Historical	Pro Forma Adjustments	Pro Forma
Net revenues	$28,931	-	$28,931

Cost of goods sold	23,960	-	23,960

Gross profit	4,971	-	4,971

Operating expenses:
Selling, general and administrative expenses	4,284	-	4,284
Share- based compensation (See Note 4)	-	1,719	1,719
Restructuring charge	-	-	-

Total operating expenses	4,284	1,719	6,003

Income (loss) from operations	687	(1,719)	(1,032)

Other income (expense):
Interest expense	(137)	-	(137)
Total other income (expense)	(137)	-	(137)

Income (loss) before income taxes	550	(1,719)	(1,169)

Provision (Benefit) for income taxes	231	(688)	(457)

Net income (loss)	319	(1,031)	(712)

Net income (loss) attributable to con-controlling interest	(33)	-	(33)

Net income (loss) attributable to Hot Mama’s Foods, Inc.	$352	$(1,031)	$(679)

Basic and diluted loss per common share	$3.52	-	$(0.03)

Weighted Average Shares:
Basic and diluted	100,000	-	21,561,040

F-36

HOT MAMA’S FOODS, INC.

Notes To Unaudited Pro Forma Condensed Balance Sheet

1.                   Basis of Presentation

Hot Mama’s Foods was formed as a sole-proprietorship in Amherst, Massachusetts, in 1984 as a maker of a variety of fresh salsa recipes, distributed directly to small local retailers by its owner-operator. In 1991 the company was purchased from its founder by Matthew Morse and maintained as a sole-proprietorship until its incorporation on January 29, 1999 as a C corporation under the name Lansal, Inc. (“Lansal”) under the laws of the Commonwealth of Massachusetts. On April 4, 2013, Lansal executed a Merger Agreement with Andover Medical, Inc. (“Andover”), a corporation organized under the laws of the State of Delaware on September 9, 2005.

Hot Mama’s Foods manufacture and package natural and organic food products for retail sale, private label, and food service operations. Among these products are salsa, hummus, dips, and sauces. Customers are located throughout the United States, but our customers distribute our product primarily east of the Mississippi. The Company has manufacturing facilities located in Springfield, Massachusetts, and Elk Grove Village, Illinois.

On July 26, 2013, the Company completed a Merger Agreement with Andover Medical, Inc., a corporation organized under the laws of the State of Delaware on September 9, 2005 under the name Snow & Sail Sports, Inc. On September 1, 2006; Snow & Sail, Inc. changed its name to Andover Medical, Inc. Upon consummation of the Merger Agreement the Company changed its name to Hot Mama’s Foods, Inc.

The unaudited pro forma balance sheet as of June 30, 2013 gives effect to the merger of Andover Medical, Inc. as if it had occurred as of December 31, 2012.

The unaudited pro forma financial information is not necessarily indicative of the results that would have been reported if the combination had actually been completed as presented in the accompanying unaudited pro forma combined condensed balance sheet.

2.                   Preferred Stock

There are 44,623 shares of Series A Preferred Stock, which are convertible into an aggregate of 11,837,484 shares of Common Stock. The shares of Series A Preferred Stock have a face value of $1,000 and a conversion price of $3.7713 per share. Each share of Series A Preferred Stock is convertible into approximately 265 shares of Common Stock.

3.                   Capitalization

The following is the capitalization of the Company on an as converted basis upon consummation of the Merger:

Common Stock

Existing Shareholders	1,940,494	9%
Shareholder	19,620,547	91%

Total	21,561,041

Series A Preferred (as an as if converted basis)

Existing Shareholders	1,065,373	9%
Shareholder	10,772,111	91%

Total	11,837,484

F-37

HOT MAMA’S FOODS, INC.

Notes To Unaudited Pro Forma Condensed Balance Sheet

3.                   Capitalization (continued)

Warrants – Are immediately exercisable and expire in 2018.

Class	Exercise Price	Existing	%	Shareholder	%	Total
Class E	$13.65	439,560	9%	4,444,448	91%	4,884,008
Class F	$13.65	219,780	9%	2,222,225	91%	2,442,005
Class G	$15.60	73,260	9%	740,744	91%	814,004
Class H	$17.55	73,260	9%	740,744	91%	814,004

Total		805,860		8,148,161		8,954,021

4.                   Explanation of Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma combined condensed balance sheet.

a.	Effect of reverse stock split.

Pursuant to the terms and conditions of the Merger Agreement described in Note 1 above, Andover effected a 1 for 39 reverse stock split of the outstanding common stock immediately prior to the Merger. All outstanding shares of Series A Preferred Stock and Warrants described in Note 3 above give effect to the 1 for 39 reverse stock split on an as converted basis.

For accounting purposes, the Merger was treated as a recapitalization of the Company, the accounting acquirer, because the Company’s shareholders own 91% of Andover’s outstanding common stock following the transaction and exercise significant influence over the operating and financial policies of the consolidated entity. Andover was a non-operating company prior to the acquisition. Thus, the Company acquired Andover and recorded the fair value of the net assets acquired which were the $250 cash held in escrow pursuant to the Merger Agreement. Pursuant to Securities and Exchange Commission rules, the merger or acquisition of a private operating company into a non-operating public company with nominal net assets is considered a capital transaction in substance, rather than a business combination. The number of shares issued and outstanding, additional paid-in capital and all references to share quantities of Andover in these notes have been retroactively adjusted to reflect the equivalent number of shares issued by Andover in the reverse merger, while the operating company’s historical equity is being carried forward. On the date of the Merger, Andover changed its corporate name to Hot Mama’s Foods, Inc.

F-38

HOT MAMA’S FOODS, INC.

Notes To Unaudited Pro Forma Condensed Balance Sheet

4.                   Explanation of Pro Forma Adjustments (continued)

b.	Share-based Compensation

Upon completion of the merger certain key individuals were granted approximately 1,108 shares of common, 2 shares of preferred stock and 603 warrants. Share-based compensation expense related to the common and preferred stock and warrants was $1,031, net of taxes and such amount is included in the accompanying statements of operations.

Common shares were valued at $1.00, based upon the current market. Preferred stock was valued based upon its conversion into common at 265 to 1 based on the current market price of $1.00 per share of common stock.

We estimated the fair value of these warrants using the Black-Scholes options model using the following assumptions:

a)	Market value per share of $1.00, based upon the market price of the stock.
b)	Volatility of 52.73% based upon a comparable company since the Company’s stock has no history.
c)	Risk free interest rate of 1.37%using the U.S. Treasury rate related to 5 year notes.
d)	The exercise price is as per the agreement.
e)	The expected life of approximately 5 years is based on the remaining contractual term.

F-39

Item 15: Financial Statements and Exhibits

(a)	Number	Description
	2.1.	Merger Agreement dated as of April 4, 2013, by and among Andover Medical Inc., Lansal, Inc., Hot Mama’sAcquisition Corp. and Matthew Morse **

	3.1.	Certificate of Incorporation of the Company, as amended (1) (2) (3)

	3.2.	Certificate of Designation and Preferences of Series A Convertible Preferred Stock (2)

	3.3	Certificate of Amendment to Certificate of Incorporation dated July 26, 2013 (5)

	3.4.	Certificate of Amendment to Certificate of Incorporation dated July 29, 2013 **

	3.5	Certificate of Amendment to Certificate of Designation Preferences and Rights of Series A Preferred Stock, dated July 29, 2013 **

	3.6	By-Laws of Andover Medical, Inc. (4)

	10.1.	Commercial Lease dated January 1, 2012 between BML Holdings, LLC and Lansal, Inc. **

	10.2.	Industrial Lease dated November 13, 2012 between 120 Palatine LLC and Lansal, Inc. **

	10.3.	Employment Contract dated May 22, 2013 between Lansal, Inc. and Joseph D. Ward **

	10.4.	Form of Employment Agreement to be entered into between Lansal, Inc. and Mathew Morse **

	10.5.	Demand Revolving Line of Credit Note dated December 20, 2013 from Lansal, Inc. to United Bank **

	10.6.	Quotation and Purchase Order dated November 30, 2012 from the Company to LYCO Manufacturing Inc. **

	10.7	Employment Agreement dated July 30, 2013 between Hot Mama’s Foods, Inc. and William Kenealy **

*	10.8	2013 Employee Stock Incentive Plan

___________________________________

* Filed with this Amendment

** Filed previously with this Registration Statement on Form 10-12G

(1)	Incorporated herein by reference from Exhibit 3.1(b) to the Registration Statement on Form SB2 of Andover Medical, Inc. filed on September 22, 2005.

(2)	Incorporated herein by reference from Exhibit 3.1 to the Current Report on Form 8-K of Andover Medical, Inc. filed on April 6, 2007.

(3)	Incorporated herein by reference from Exhibit 3.1 to the Current Report on Form 8-K of Andover Medical, Inc. filed on July 18, 2007.

(4)	Incorporated herein by reference from Exhibit 3.1 to the Form 10-Q for the period ended June 30, 2008 of Andover Medical, Inc. filed on September 30, 2008.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HOT MAMA’S FOODS, INC.

	By:	/s/ Matthew Morse
Date: October 3, 2013		Matthew Morse, Chairman and CEO

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